UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(RULE 14A-101)
Schedule 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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Gottschalks Inc.
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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GOTTSCHALKS INC.
7 River Park Place East
Fresno, California 93720
(559) 434-4800

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date: June 21, 2007
Time: 10:00 a.m., Pacific Daylight Time
Place: Gottschalks Inc. corporate headquarters located at 7 River Park Place East,
Fresno, California

Matters to be voted on:

1.   Election of eleven members of the Board of Directors; and
2.   Any other matters properly brought before the stockholders at the meeting.

By order of the Board of Directors,

Joe Levy
Chairman

Fresno, California
May 21, 2007

PROXY STATEMENT

Your vote at the annual meeting is important to us. You may vote your shares via the Internet by accessing the voting site shown on your proxy card, by telephone by calling the toll-free number shown on your proxy card, by mail using the proxy card, or in person by attending and voting at the meeting.

This proxy statement has information about the annual meeting and was prepared by the Company's management for the Board of Directors.   This proxy statement and the accompanying proxy card are being first mailed to stockholders on or about May 21, 2007.

Table of Contents

Questions and Answers About Voting

Who can vote?

You can vote your shares of common stock if our records show that you owned the shares on May 11, 2007, the record date for our meeting. A total of 13,659,868 shares of common stock can vote at the annual meeting. You have one vote for each share of common stock. The enclosed proxy card shows the number of shares you can vote.

How do I vote by proxy?

You have four voting options:

INTERNET: You can vote over the Internet at the web address shown on your proxy card. Internet voting is available 24 hours per day. If you have access to the Internet, we encourage you to vote this way. IF YOU VOTE OVER THE INTERNET, DO NOT RETURN YOUR PROXY CARD.

TELEPHONE: You can vote by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours per day. Voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. IF YOU VOTE OVER THE TELEPHONE, DO NOT RETURN YOUR PROXY CARD.

PROXY CARD: You can vote by mail by signing, dating and mailing your proxy card in the postage-paid envelope provided. Follow the instructions on the enclosed proxy card to vote on the proposal to be considered at the annual meeting. The proxyholders named on the proxy card will vote your shares as you instruct. If you sign and return the proxy card but do not vote on the proposal, the proxyholders will vote for you on the proposal. Unless you instruct otherwise, the proxyholders will vote for each of the eleven director nominees.

VOTE IN PERSON: You can attend the annual meeting and vote at that meeting.

What if other matters come up at the annual meeting?

The matters described in this proxy statement are the only matters we know will be voted on at the annual meeting. If other matters are properly presented at the meeting, the proxyholders will vote your shares as they see fit.

Can I change my vote?

Yes. At any time before the vote on a proposal, you can change your vote. If you originally voted by Internet or telephone, merely access the website or call the toll-free telephone number originally used, and follow the instructions to change your vote. If you originally voted by mail, you may change your vote either by giving the Company's secretary a written notice revoking your proxy or by signing, dating and returning to us a new proxy card. We will honor the proxy card with the latest date. You also may attend the annual meeting and revoke your proxy card at that meeting. Your attendance alone does not automatically revoke your proxy card.

What do I do if my shares are held in "street name"?

If your shares are held in the name of your broker, a bank, or other nominee, your shares are held in "street name" and that party should give you instructions for voting your shares. The availability of Internet and telephone voting depends on that party's voting process. You must also obtain a legal proxy from your broker, bank or other nominee if you wish to vote your shares in person at the meeting. Please follow the instructions on the voting instruction form they send you.

If you are a participant in the Gottschalks Inc. Retirement Savings Plan (the "401(k) Plan"), you will receive separate voting instructions from the trustee of the 401(k) Plan. Internet and telephone voting **will not** be available to you. Please follow the instructions on the voting instruction form they send to you.

How are votes counted?

We will hold the annual meeting, if holders of a majority of the shares of common stock entitled to vote are represented at the annual meeting, in person or by proxy. If you properly executed your proxy, your shares will be counted to determine whether we have a quorum, even if you abstain or fail to vote on the proposal listed on the proxy card.

"Broker non-votes" will be counted as present to determine if a quorum exists but will not be counted as present and entitled to vote on any non-routine proposal. A "broker non-vote" occurs with respect to a proposal when a broker is not permitted to vote on that proposal without instruction from the beneficial owner of the shares, and no instruction is given.

Who pays for this proxy solicitation?

We do. In addition to sending you these materials, some of our employees may contact you by telephone, by mail or in person. None of these employees will receive any extra compensation for doing this. We also have asked registered banks and brokers to forward copies of these materials to shareholders for whom they act as nominees at our expense.

MANAGEMENT PROPOSAL
Election of Directors

The entire Board of Directors, consisting of eleven members, will be elected at the annual meeting. The eleven nominees receiving the highest number of votes will be elected. You are not entitled to cumulate your vote in the election of directors. The directors elected will hold office until their successors are elected, which should occur at the next annual meeting. All of the nominees are currently directors of the Company.

At the annual meeting, the persons named in this proxy statement will be nominated as directors by the Governance/Nominating Committee. Each of the nominees has agreed to be named in this proxy statement and to serve as director if elected. Although we know of no reason why one or more of these nominees might not be able to serve, the Board of Directors will propose a substitute nominee if any nominee is not available for election. Biographical information regarding each of the nominees is presented below. The ages listed for the nominees are as of March 31, 2007.

Nominee Biographies

Joe Levy   Director since 1986

Joe Levy, age 75, the Chairman of the Company, has been the Chairman of the Board of the Company since 1986 and has served the Company and its predecessor and former subsidiary since 1956. From 1986 until 1999, he was also Chief Executive Officer of the Company. Prior to taking on his current role with the Company, Mr. Levy served the Company's predecessor and former subsidiary as Chairman and Chief Executive Officer from 1982 through 1986 and as Executive Vice President from 1972 through 1982. Mr. Levy serves on the Board of Directors of the National Retail Federation. He was formerly Chairman of the California Transportation Commission and served on the Executive Committee of Frederick Atkins, Inc. and the Board of Directors of Community Hospitals of Central California. He has also served on numerous other state and local commissions and public service agencies. Mr. Levy is the husband of Mrs. Sharon Levy.

James R. Famalette   Director since 1997

James R. Famalette, age 54, became President and Chief Executive Officer of the Company in 1999 after serving as President and Chief Operating Officer since 1997. Prior to joining the Company, Mr. Famalette was President and Chief Executive Officer of Liberty House, a department and specialty store chain based in Honolulu, Hawaii, from 1993 through 1997. Mr. Famalette served in a variety of other positions with Liberty House from 1987 through 1993, including Vice President, Stores and Vice President, General Merchandise Manager. From 1975 through 1987, he served in various senior management positions with Village Fashions/Cameo Stores and Colonies, a specialty store chain.

Joseph J. Penbera   Director since 1986

Joseph J. Penbera, age 60, is the Lead Director of the Board. He is also a Fulbright Scholar and Professor of Business at California State University, Fresno, where he formerly served as Dean and Eaton Fellow at The Craig School of Business. Dr. Penbera is also a director of Rug Doctor, Inc., one of the largest cleaning and related chemical companies in the world, a director of Blast Energy Services, Inc., an energy technology firm, and President of EconomistUSA, Inc. He is a former senior economist for several banks, including California Bank and Trust and WestAmerica

Sharon Levy   Director since 1986

Sharon Levy, age 73, was a director of the Company's predecessor and former subsidiary from 1982 until the time the Company was formed in 1986. She retired from service as an elected member of the Board of Supervisors of Fresno County in 2000, after serving on that board since 1975, including serving as Chairman in 1980, 1985, 1990, 1995 and 1999. Mrs. Levy also serves on numerous other public service agencies. Mrs. Levy is the wife of Mr. Joe Levy.

Frederick R. Ruiz   Director since 1992

Frederick R. Ruiz, age 64, is the Chairman and CEO of Ruiz Food Products, Inc., a privately held frozen food company based in Dinuba, California.   Mr. Ruiz serves on the Board of Directors of McClatchy Newspapers, The California Chamber of Commerce, Blast Energy Services and is a Regent for the University of California.

O. James Woodward III   Director since 1992

O. James Woodward III, age 71, has been an attorney in the private practice of law in Fresno, California since 1977. He has served as corporate counsel for several public corporations and was Executive Vice President of Glenfed, Inc. from 1988 through 1991. He is now Of Counsel with Baker, Manock & Jensen. In addition to a private law practice, Mr. Woodward has had experience with financial institutions and in real estate development in California. He currently serves on the Boards of Governors of the California State University, Fresno Foundation and the Fresno Regional Foundation, and is Chairman of the Board of Directors of Blast Energy Services, Inc.

Jorge Pont Sánchez   Director since 1998

Jorge Pont Sánchez, age 69, has been Assistant to the Chairman and International Division Director of El Corte Inglés since 1997. With the exception of the period from 1997 through 1998, he has also been the President and Chief Executive Officer of The Harris Company ("Harris") since 1982. Mr. Pont Sánchez is President of Sephora Cosméticos España, serves on the Boards of Directors of World Wide Retail Exchange, Iberia Líneas Aéreas de España, Parque Temático de Madrid (Warner Bros. Park), Marco Polo Investments and Fundación Ramón Areces and is past President of the International Association of Departments Stores.

James L. Czech   Director since 2002

James L. Czech, age 67, is President of The James L. Czech Company, LLC, a position he has held since August 2002. From 1993 through July 2002 Mr. Czech was President, Development Group of Urban Retail Properties Co., at the time the nation's largest third-party retail property management company. Also, from 1993 through 2000, Mr. Czech was Executive Vice President of Urban Shopping Centers, Inc. From 1983 to 1993, he served as President, Development Group of JMB Retail Properties Co. From 1981 to 1983, Mr. Czech was Senior Vice President and Chief Financial Officer of Federated Stores Realty, Inc., the shopping center subsidiary of Federated Department Stores, Inc. Prior to 1981, he held senior level positions with various companies in the shopping center industry. Mr. Czech is an Advisor to Caltius Equity Partners II, LP and Kane & Company, Inc., and serves on the Board of Trustees of DePaul University and the Development Council of The Chicago Province of The Society of Jesus. He is a certified public accountant.

Thomas H. McPeters, Esq.   Director since 2002

Thomas H. McPeters, Esq., age 70, is a senior partner in the law firm of McPeters McAlearney Shimoff & Hatt, and is Chief Financial Officer and Secretary and a member of the Board of Directors of Harris.

Dale D. Achabal   Director since 2004

Dale D. Achabal, age 61, is the L.J. Skaggs Distinguished Professor and Director of the Retail Management Institute at Santa Clara University.   He has published extensively in leading journals and presented papers at industry and professional conferences throughout the U.S., Europe and Asia Pacific.   He is on the CIO Council of the National Retail Federation and Editorial Board of the Journal of Retailing. Dr. Achabal is a regular lecturer and consultant to a variety of organizations in the areas of retail revenue management and multi-channel retail strategies. He also serves on the Board of Directors of RivalWatch and Goodwill Industries of Silicon Valley.

Philip S. Schlein   Director since 2005

Philip S. Schlein, age 72, has been a partner of US Venture Partners, a venture capital firm since 1985. From 1974 to 1985 he was the President and CEO of Macy's California and began his retail career in 1957 with R. H. Macy, Inc. Mr. Schlein served on the Board of Directors of Apple Computer from 1979 to 1987 and currently serves on the Boards of Directors of Catalist, Specialtys, Auction Drop, and Sound ID.

Agreements With Nominees

Mr. Famalette.   Under the terms of Mr. Famalette's employment agreement, the Company must cause Mr. Famalette to continue to be elected as a member of the Board of Directors during his term of employment. (See "Narrative Discussion of Summary Compensation Table and Grants of Plan Based Awards – Employment Agreements.")

Mr. Pont Sánchez and Mr. McPeters.   The Company, Mr. Joseph Levy, Mr. Bret Levy, El Corte Ingles and Harris are parties to a Stockholders' Agreement. Pursuant to the First Amendment to the Stockholders' Agreement, El Corte Ingles and Harris nominated Mr. Pont Sánchez and Mr. McPeters to the Gottschalks Board.

On August 20, 1998, the Company acquired substantially all of the assets and business of Harris pursuant to an Asset Purchase Agreement entered into with Harris and El Corte Ingles. Mr. Pont Sánchez is the President and Chief Executive Officer of Harris and is the International Division Director of El Corte Ingles. Mr. McPeters is the Chief Financial Officer and Secretary of Harris. As consideration for such assets and business, Gottschalks issued to Harris 2,095,900 shares of Gottschalks common stock and an 8% Non-Negotiable Extendable Subordinated Note, and assumed certain liabilities. As a condition to closing the acquisition, on the same day:

- Gottschalks, Harris, El Corte Ingles, Joseph Levy and Bret Levy entered into a Stockholders' Agreement (described below),

- Gottschalks and Harris entered into a Registration Rights Agreement granting Harris certain rights to participate in a registration statement filed by Gottschalks with the Securities and Exchange Commission, and

- Gottschalks and El Corte Ingles entered into a Standstill Agreement restricting El Corte Ingles' activities as an owner (through Harris) of Gottschalks common stock.

In the Stockholders' Agreement, El Corte Ingles, Harris, Joseph Levy and Bret Levy agreed, among other things, to do the following for the term of the Stockholders' Agreement:

- Initially, cause two El Corte Ingles nominees to be added to the Gottschalks Board. As a result, Mr. Álvarez Álvarez and Mr. Pont Sánchez were added to the Gottschalks Board during fiscal 1998. Upon the resignation of Mr. Álvarez Álvarez in September 2002, Mr. McPeters was added to the Gottschalks Board.

- Cause the Gottschalks Board to be structured to consist of not more than eleven members, of which two members will be El Corte Ingles nominees and the remaining nine members will be management nominees and independent nominees. Joe Levy chooses the management nominees from management or persons affiliated with management.

- Vote all Gottschalks common stock they own or have the power to vote in favor of the El Corte Ingles nominees, the management nominees and the independent nominees. Gottschalks also agreed to solicit proxies in favor of such nominees.

The Stockholders' Agreement provides for the El Corte Ingles nominees to be increased or decreased as a result of changes in the amount of Gottschalks common stock that El Corte Ingles owns (through Harris) as follows:

Impact of Changes In Ownership of Gottschalks' Outstanding Common Stock or Disposal of Common Stock (In Either Case Fully Diluted)	Change to Number of El Corte Ingles Nominees	Change to Size of Board
El Corte Ingles, directly or indirectly, beneficially owns at least 30% of common stock	Increased to 3	Increased to 12
El Corte Ingles disposes of more than 700,000 shares of common stock or El Corte Ingles and its affiliates beneficially own less than 10% of common stock	Decreased to 1	Decreased by number of El Corte Ingles nominees that must resign
El Corte Ingles disposes of more than 1,350,000 shares of common stock or El Corte Ingles and its affiliates beneficially own less than 5% of common stock	Decreased to 0	Decreased by number of El Corte Ingles nominees that must resign

The Stockholders' Agreement also:

- provides for proportional adjustments to the number of El Corte Ingles nominees in the event of an increase in the Board size (other than as the result of an acquisition transaction approved by the Board),

- contains other agreements between the parties regarding voting on change in control transactions and participation by Mr. Levy's family in a Gottschalks registration statement, and

- includes a non-compete agreement from Harris and El Corte Ingles.

The Stockholders' Agreement term (other than the provisions relating to restrictions on transfer by Harris of its shares, which terminated on August 20, 2003) lasts until the date El Corte Ingles is no longer entitled to nominees on the Gottschalks Board. The Standstill Agreement was terminated on December 7, 2004. Gottschalks has previously filed the Stockholders' Agreement, the First Amendment to the Stockholders Agreement, the 8% Non-Negotiable Extendable Subordinated Note, the New Non-Negotiable Subordinated Note, the Registration Rights Agreement, the Standstill Agreement, and the Termination of the Standstill Agreement with the Securities and Exchange Commission.

Messrs. Penbera, Ruiz and Woodward are directors of Blast Energy Services, Inc., a California corporation. On January 19, 2007, that corporation filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code, in the United States Bankruptcy Court for the Southern District of Texas - Houston Division.

If a quorum is present, the eleven nominees for director receiving the highest number of votes will be elected. The Board of Directors of the Company recommends that you vote for the nominees listed above. If you send in your proxy (either by Internet, telephone or by mail), it will be voted in favor of these nominees unless you specify otherwise.

BOARD OF DIRECTORS

Meetings of the Board of Directors

During the fiscal year ended February 3, 2007 ("fiscal 2006"), the Board of Directors held 4 meetings. Each director attended, either in person or by telephone, at least 75% of the Board meetings and meetings of Board Committees that he or she was eligible to attend. Annually, pursuant to Section 303A.02(a) of the New York Stock Exchange regulations, the Company and the Board of Directors undertakes a review of director independence. As a result of this review, and based on information furnished by all members of the Board regarding their relationships with the Company, and research conducted by management with respect to outside affiliations, the Board affirmatively determined that six of the eleven current directors, Mr. Dale Achabal, Mr. James Czech, Dr. Joseph Penbera, Mr. Fred Ruiz, Mr. Philip Schlein and Mr. James Woodward are independent of the Company and its management under the independence standards set forth under the New York Stock Exchange independence standards and under the independence standards set forth in Rule 10A-3 under the Securities Exchange Act of 1934. One director could not attend last year's annual meeting, but the Company does not currently have a policy with regard to Board members' attendance at annual meetings.

Committees of the Board and Governance Documents. The Board of Directors has three principal committees. All members of the three committees are independent under the standards of the New York Stock Exchange and, with respect to the Audit Committee, the rules of the Securities and Exchange Commission ("SEC"). The Audit Committee, Compensation Committee and Governance/Nominating Committee have written charters which are available in print free of charge, upon written request to the Company at 7 River Park Place East, Fresno, California 93720, and are available at the Company's website at http://www.gottschalks.com. The Company also includes on its website and in print, free of charge upon written request, the Corporate Governance Guidelines and the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to officers and to all employees at Gottschalks, as well as the Directors, temporary workers and other independent contractors and consultants when engaged by or otherwise representing the Company and its interest. The following chart describes the function and membership of each committee and the number of times it met in the fiscal year ended February 3, 2007. No member of the Audit Committee serves on the Audit Committee of more than three other public company boards.

Audit Committee – 4 Meetings

Function

- Review report of independent registered public accounting firm
- Review scope of annual audit and quarterly reviews by independent registered public accounting firm
- Engage, oversee and, where appropriate, replace the external auditors
- Evaluate independence and qualifications of independent registered public accounting firm
- Oversee internal accounting and control systems
- Review with management and auditors accounting and financial reporting requirements and practices affecting the Company
- Evaluate and oversee internal audit staff
- Assist the Board's oversight of the Company's compliance with legal and regulatory requirements
- Discuss policies with respect to risk assessment and risk management
- Report regularly to the Board regarding any issues that arise with respect to the quality or integrity of the Company's financial statements, performance of the internal audit function, performance and independence of the Company's independent auditors or the Company's compliance with legal or regulatory requirements

Members

Joseph J. Penbera, Chairman
James L. Czech
O. James Woodward III
Dale D. Achabal

The Board of Directors had determined that Joseph J. Penbera is an "audit committee financial expert," as defined in the applicable rules of the SEC.

Compensation Committee – 4 Meetings

Function	**Members**
• Review and approve executive compensation and employment agreements • Review and approve bonuses and stock option grants	O. James Woodward III, Chairman Joseph J. Penbera Frederick R. Ruiz Philip S. Schlein

The Compensation Committee of Gottschalks Inc. (the "Compensation Committee") is composed of four directors meeting the independence requirements of the New York Stock Exchange, all of which are "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee operates under a written charter adopted by the Board of Directors. The written charter was adopted during 2003. The current members of the Compensation Committee are O. James Woodward III (Chairman), Joseph J. Penbera, Frederick R. Ruiz and Philip S. Schlein.

The Compensation Committee is authorized to fix the compensation of executive officers of the Company, to establish and administer the annual incentive plan or plans applicable to executive officers of the Company, including, without limitation, to administer the stock option plans of the Company as may from time to time be acquired or adopted, including, without limitation, the 2005 Stock Option Plan. To that end, the Compensation Committee met and exercised all the powers and authority of the Board of Directors to the extent permitted under Section 141 of the Delaware General Corporation Law.

The only executive officer with a role in the compensation process is the Chief Executive Officer. The Chief Executive Officer recommends base salary, annual incentive bonus, stock option grant and other benefit amounts for the executive officers of the Company. The Compensation Committee reviews such recommendations and makes the final determination of actual amounts to be paid to the executive officers.

No executive officers have a role in the timing of stock option grants, and the Compensation Committee does not delegate to any other person any aspect of administration of a timing program, plan or practice, with regard to such grants. The Compensation Committee does, however, reserve the right to delegate some or all of its authority with respect to the 2005 Stock Option Plan to another committee of directors, and certain limited authority to grant awards to employees may be delegated to one or more of our officers. Such delegation must be made by a resolution that specifies the total number of options that may be granted under the delegated authority, and no officer may be delegated the power to designate himself or herself as a recipient of such options.

The Compensation Committee may determine, from time to time, the advisability of retaining a compensation consultant to assist in the evaluation of Chief Executive Officer or other executive officer compensation. The Compensation Committee has the authority to retain, at Company expense, and terminate a compensation consultant, including sole authority to approve the consultant's fees and other retention terms. The Compensation Committee did not retain a compensation consultant during fiscal 2006.

Compensation Committee Interlocks And Insider Participation. No member of the current Compensation Committee is a former or current officer or employee of the Company or its subsidiary, or is employed by a company whose board of directors includes a member of management of the Company.

<p style="text-align:center;">**Governance/Nominating Committee – 4 Meetings**</p>

Function	**Members**
• Review qualifications of and nominate candidates for Board of Directors (other than those nominated by stockholders) • Formalize and revise the Company's corporate governance policies and practices, including recommending to the Board of Directors Corporate Governance Guidelines • Monitor the Company's compliance with the policies and the Corporate Governance Guidelines (the Corporate Governance Guidelines are available at http://www.gottschalks.com)	James L. Czech, Chairman Dale D. Achabal Frederick R. Ruiz Philip S. Schlein

The Company sees board recruiting as an opportunity to add someone with a defined set of skills and experience who will improve the Board's ability to support the strategy. We take a sophisticated approach to filling director seats that begins with an examination of the key issues the Company will be facing. The Board then determines the sort of background and experience that will best position it to address these challenges. After taking stock of the skills the current directors possess, the Board is able to identify gaps that will need to be filled, and thus define the ideal profile for a new director.

The Governance/Nominating Committee will consider recommending persons identified by stockholders of the Company if a written recommendation is timely received by the Company's secretary. Such a recommendation must be received no later than the last day that a stockholder would be permitted to nominate an individual for election as a director pursuant to the Company's Bylaws (See "Future Stockholder Proposals and Nominations") and such written recommendation must contain at least the same information with respect to such person as required by the Bylaws. There are no differences in the manner in which the Governance/Nominating Committee evaluates a candidate that is recommended for nomination by a stockholder.

The Company did not pay any fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees for election as directors at the annual meeting.

Other Committees

In the fourth quarter, 2006, the Company announced that its Board of Directors formed a special strategic committee, chaired by Joseph J. Penbera, to identify and evaluate various strategic alternatives to maximize shareholder value including, a revised business plan, operating partnerships, joint ventures, strategic alliances, share repurchases, a recapitalization, and the sale or merger of the Company. The special strategic committee is comprised of the Board's six independent directors for the alternative review process.

The Company also announced that the Board of Directors' has retained UBS Investment Bank to assist its special strategic committee in exploring various alternatives available to the Company. The Company will also continue to use the financial advisory services of Financo, Inc.

The Company has not set a definitive timetable for completion of its review of strategic alternatives and further advises that there can be no assurances that the evaluation process will result in any transaction. The Company does not intend to disclose developments regarding its evaluation of strategic alternatives unless and until the Board of Directors has approved a specific transaction.

Communication with the Board of Directors

Any shareholder or other interested parties who wish to communicate with the lead director or with the non-management directors as a group should direct their correspondence addressed to the Board or an individual Board member, to the office of Internal Audit, Gottschalks Inc., 7 River Park Place East, Fresno, CA 93720. Such communication will be directed to the intended director or directors.

COMMITTEE REPORTS

Audit Committee Report

The following report does not constitute soliciting material and is not considered filed or incorporated by reference into any filing by the Company under the Securities Act of 1933 or under the Securities Exchange Act of 1934, unless we specifically state otherwise.

The Audit Committee of Gottschalks Inc. (the "Audit Committee") is composed of independent directors and operates under a written charter adopted by the Board of Directors. The written charter was revised and adopted during 2003. The current members of the Audit Committee are Joseph J. Penbera (Chairman), Dale D. Achabal, James L. Czech and O. James Woodward III. The members of the Audit Committee meet the standards of independence and other qualifications required by the New York Stock Exchange and the Securities and Exchange Commission.

The Audit Committee assisted the Board in fulfilling its oversight responsibilities. The Audit Committee reviewed the financial reporting process, the system of internal control, enterprise risk assessment, the audit process, and the Company's process for monitoring compliance with laws and regulations. The Audit Committee also provides an open avenue of communication among the external auditors, management, internal audit and the Board. To effectively perform his or her role, each Audit Committee member has an understanding of the responsibilities of Audit Committee membership, as well as the Company's business, operations, and risks.

Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In fulfilling the Audit Committee's responsibilities, the Audit Committee met and held various discussions with management and the independent registered public accounting firm, including meetings conducted prior to the issuance of quarterly and annual earnings to the public. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communications with Audit Committees."

The Company's independent registered public accounting firm also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee discussed with the independent registered public accounting firm that firm's independence.

Based upon the Audit Committee's discussion with management and the independent registered public accounting firm regarding our audited financial statements and the Audit Committee's review of the report of the independent registered public accounting firm, and the representations of management, the Audit Committee recommended that the Board of Directors approve the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the year ended February 3, 2007 filed with the Securities and Exchange Commission.

This Audit Committee Report is submitted by the members of the Fiscal 2006 Audit Committee.

Joseph J. Penbera (Chairman)
Dale D. Achabal
James L. Czech
O. James Woodward III

Governance/Nominating Committee Report

The following report does not constitute soliciting material and is not considered filed or incorporated by reference into any filing by the Company under the Securities Act of 1933 or under the Securities Exchange Act of 1934, unless we specifically state otherwise.

The Governance/Nominating Committee of Gottschalks Inc. is responsible for taking a leadership role in formalizing and revising the Company's corporate governance policies and practices, including recommending to the Company's Board of Directors corporate governance guidelines applicable to the Company and for monitoring the Company's compliance with the policies and the Corporate Governance Guidelines. In addition, the Committee reviews and assesses the adequacy of the Company's Code of Conduct and Ethics and other internal policies and guidelines.

The Committee is responsible for identifying individuals qualified to become members of the Company's Board; for recommending director nominees to the Board for the next annual meeting of stockholders; for providing the Board an annual review of the Board's performance; and for recommending director candidates to the Board for the Board's consideration and appointment to each of the Board's Committees. The Committee has promoted independent Board member education via seminars and conferences, to further develop the knowledge base and expertise needed to fulfill effective governance overview, and several Board members have participated in such programs in 2006.

The Governance/Nominating Committee conducts an annual review of the Board's performance, in accordance with guidelines recommended by the Committee and approved by the Board. This review includes an overview of the talent base of the Board as a whole as well as an individual assessment of each Director's skills, areas of expertise, qualification as "independent" under the New York Stock Exchange listing standards and any other applicable laws, rules and regulations, consideration of any changes in a Director's responsibilities that any have occurred since the Director was first elected to the Board, and such other factors as may be determined by the Committee to be appropriate for review. The results of the Committee's review of Board performance are summarized and presented to the Board.

In 2006, the Governance/Nominating Committee, presided by its chairman, met four times to assess the Company's compliance with corporate governance requirements and guidelines. The Independent Directors, all of whom meet the criteria for independence prescribed by the New York Stock Exchange, met 4 times without the CEO present. The Lead Director presides over the Independent Director meetings and establishes the agenda. The Company has inadvertently failed to conduct a meeting of the nine non-management directors during 2006. The first such meeting occurred during April 2007, and was presided over by Dr. Joseph J. Penbera, a non-management director. These meetings will be held regularly going forward and Dr. Penbera will preside over them.

This Governance/Nominating Committee Report is submitted by the members of the Fiscal 2006 Governance/Nominating Committee.

James L. Czech, Chairman
Dale D. Achabal
Frederick R. Ruiz
Philip S. Schlein

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In this Compensation Discussion and Analysis, we provide an overview and analysis of our executive compensation program and policies. This analysis includes a discussion regarding the objectives of our program, what our program is designed to reward, each element of compensation, why we choose to pay each element, how we determine the amount for each element, and how each element aligns with our overall compensation objectives.

Oversight of Executive Compensation Program

The Compensation Committee of our Board of Directors (the "Compensation Committee") oversees our compensation programs designed specifically for our executive officers, including all named executive officers appearing in the Summary Compensation Table. The Board of Directors established the Compensation Committee for the primary purpose of reviewing and approving executive compensation and employment agreements, including but not limited to review and approval of salaries, bonuses, stock options and other benefits for executive officers. All members of the Compensation Committee are independent under the standards of the New York Stock Exchange. The responsibilities of the Compensation Committee are stated in its charter, which is available on our website at **www.gottschalks.com**.

Objectives of our Executive Compensation Program

Our executive compensation program has been designed with two main objectives in mind:

- Attract and retain highly qualified executives to better enable us to achieve our financial and operational goals

- Align executives' incentives with enhancement of long-term shareholder value

Design of our Executive Compensation Program

We attempt to attract highly qualified executives by designing our compensation packages to be competitive with comparable employers. We provide a variety of different elements of compensation to our executives in order to remain competitive within the current marketplace. These elements are identified and discussed in detail below. Retention of our qualified executives is accomplished through an annual performance review process, which focuses on ensuring that executives are being adequately compensated for improving Company performance and enhancing shareholder value. The review process also serves to ensure that the executives' current level of compensation remains competitive with comparable employers on an annual basis. Attainment of earnings targets is rewarded through our annual performance incentive plan, referred to herein as the Executive Bonus Plan, covering all named executive officers. Rewarding earnings strength and growth results in the enhancement of long-term shareholder value. In summary, our executive compensation program is designed to reward the achievement of predetermined financial objectives and overall business growth.

Elements of Compensation

Our executive compensation program consists primarily of three elements: base salary, annual performance incentives and stock options. Other elements of executive compensation include discretionary bonuses, nonqualified deferred compensation, other compensation and benefits, severance agreements and change in control agreements. The sum of all elements is intended to be a reflection of the competitive market rate as determined by the corporate compensation environment. The Compensation Committee adjusts individual elements in accordance with the competitive market rate, as it deems necessary. These adjustments result in a comprehensive compensation package that adequately reflects current market conditions.

Base Salary. We choose to pay base salary so that our executive compensation program remains competitive with similarly positioned companies. Offering base salary assists us in achieving our objective to attract and retain highly qualified executives. The purpose of base salary is to reward executives for their expertise, and for the time commitment required of them to effectively carry out their duties.

The initial base salary of the Chief Executive Officer is determined by the Compensation Committee based on factors such as scope of responsibility, overall performance of the Company, industry specific experience, and locale. The Compensation Committee also benchmarks salary ranges of chief executive officers at comparable companies[1]. Annual adjustments, if any, to base salary are determined by the Compensation Committee based on an annual evaluation of the performance of the Chief Executive Officer in light of the corporate goals and objectives. The Compensation Committee also considers the Company's performance, relative shareholder return, the amount of compensation paid to chief executive officers at comparable companies, and the compensation paid in prior years.

The Chief Executive Officer, in turn, recommends an initial base salary for all other executive officers of the Company based on factors such as scope of responsibility, base salary ranges of similarly positioned executives of the Company, industry specific experience, and locale. The Chief Executive Officer also benchmarks salary ranges of similarly positioned executive officers at comparable companies. Annual adjustments, if any, to base salary are recommended by the Chief Executive Officer based on each executive officer's individual performance, the performance of areas within the executive officer's scope of responsibility, and the overall performance of the Company. The Compensation Committee reviews the Chief Executive Officer's recommendations for such officers' annual base salary levels and makes the final determination of such levels based on the factors referred to above and such other factors as it may consider relevant under the circumstances.

Annual Performance Incentives. We choose to pay annual performance incentives to encourage and reward achievement of specified goals established by the Compensation Committee, and to improve the overall performance of the Company. Offering annual performance incentives assists us in achieving our objective to attract and retain highly qualified employees. In addition, offering such annual performance incentives provides us with a catalyst that allows us to align executives' incentives with enhancement of long-term shareholder value.

Our Executive Bonus Plan currently in effect ("Bonus Plan") offers the Chief Executive Officer and our other executive officers a bonus opportunity linked to Company performance. Under the Bonus Plan, the Compensation Committee establishes a goal at the beginning of each fiscal year to achieve a targeted basic earnings per share ("EPS") or net income. The Board of Directors then reviews the Compensation Committee recommendation and approves a final goal. This final goal represents the threshold for receiving a bonus payment under the Bonus Plan. The threshold for fiscal 2006 was the opening planned net income for the year. Beginning with the threshold, the Compensation Committee establishes four additional bonus levels that are incrementally larger than the threshold. The Compensation Committee determines such amounts based on what they deem to be reasonable given historical Company performance and the state of the economy and retail industry each year. In total, there are five bonus levels, the first level represents the threshold payout, the third level represents the targeted payout and the fifth level represents the maximum payout. If the Company achieves the EPS or net income goal for the year, the Chief Executive Officer and Chief Financial Officer may be paid a bonus in the following fiscal year of up to 50% of their respective base salaries, and Executive and Senior Vice Presidents may be paid a bonus in the following fiscal year of up to 25% of their respective base salaries. Base salaries, as referred to above, are defined as being the base salary in place as of February 3, 2007. Such bonuses are typically calculated and paid during June following the fiscal year in which the bonus was earned.

[1]Talbots, Abercrombie, Wet Seal, Charming Shoppes, Chico's, Guess, Goodys, Payless, Ann Taylor, Pacific Sun, Stage Stores, American Eagle, Christopher Banks, Cato, Brown Shoe, Jos. Banks, Buckle, Family Dollar, Shopko, Childrens Place, Retail Ventures, Gymboree, Bon Ton, Hot Topic, Aeropostale, United Retail, Shoe Carnival, Men's Wearhouse, Gadzooks, Wilsons, Steinmart, Cache, Bebe, Mother's Work, Claires, S&K, Duckwall and Freds

The goals established by the Board of Directors are communicated to executive officers immediately after the Board of Directors approves the annual business plan at a board meeting that occurs near the end of the first fiscal quarter. With respect to the bonus awarded to the Chief Executive Officer, the Compensation Committee determines the actual bonus amount within the aforementioned ranges based on the guidelines described below. The Chief Executive Officer, in turn, recommends bonus amounts for the other executive officers of the Company. Generally, 75% of the potential bonus is based solely on the Company's performance, and 25% of the potential bonus is based on the executive officer's performance measured against the executive officer's goals. Bonuses are generally not paid if we do not achieve our EPS or net income threshold goal for the applicable year. The executive officer's performance must be rated satisfactory or better on their annual performance appraisal to receive a bonus payment. Any written disciplinary action received six months prior to the bonus payment constitutes unsatisfactory performance and causes the executive officer to be ineligible to receive a bonus payment. The executive officer must also be actively employed at the time of the bonus payout to receive a bonus. The Compensation Committee reviews the Chief Executive Officer's recommendations for such officers' bonus levels and makes the final determination of such levels based on the factors referred to above and such other factors as it may consider relevant under the circumstances.

In the past, we have used EPS as the main measure of corporate performance; however, for fiscal 2006, net income is the measure being used. Going forward, we plan on using net income as the main measure of corporate performance due to the dilution of outstanding shares, and the effect such dilution has on annual performance incentive goals.

We do not currently have any policies in place regarding the adjustment or recovery of awards or payments if our relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce or increase the size of an award or payment. The Compensation Committee does, however, reserve the right to adjust an award if financial statements are restated due to unforeseen circumstances and/or new rulings implemented by regulatory bodies.

Stock Options. We choose to compensate executive officers with stock options for the purpose of motivating our executive officers to produce results that benefit our shareholders. Granting such options encourages and facilitates key employee stock ownership of the Company, which achieves our objective of aligning executives' incentives with enhancement of shareholder value.

Stock options are granted to our executive officers at the discretion of the Compensation Committee in accordance with the 2005 Stock Option Plan ("the 2005 Plan") as approved by our shareholders. We also maintain the 1998 Stock Option Plan (the "1998 Plan") and the 1994 Stock Option Plan (the "1994 Plan") which were also approved by our shareholders. Certain outstanding options were granted under the 1998 Plan and the 1994 Plan. The determination to grant options is based on factors such as the current number of unexercised options held by executive officers and employees, the expiration dates of those options, the amount of work required by the provisions of FASB Statement of Financial Accounting Standards No. 123R (FAS 123R) in order to properly track and report such options, and the current financial performance of the Company. The amount of options granted is determined based on the individual's performance, level of responsibility and the performance of the Company. The Compensation Committee determines option grants for the Chief Executive Officer. Grants for other executive officers are recommended by the Chief Executive Officer and reviewed and approved by the Compensation Committee. Stock options are granted with an exercise price equal to the closing market price of our common stock on the date of the grant. Such options vest at a rate of 25% per year beginning on the first anniversary after the date of the grant and expire after ten years.

The Compensation Committee has a meeting late in the first fiscal quarter of each year to determine the amount of options to be granted to existing executive officers. The grant date for those options is scheduled for the last business day of the first fiscal quarter, which usually occurs within one week of the Compensation Committee's meeting. The same grant date is used each year for all existing executive officers in order to provide consistency. Newly hired executive officers may be granted options subject to the approval of the Compensation Committee. All options granted to newly hired executive officers are granted on their hire date.

Beginning in fiscal 2006 the accounting treatment for stock options changed as a result of FAS 123R, making grants of stock options less attractive. The less attractive accounting treatment combined with the increased time and effort required to account for granted stock options influenced the Board of Directors to pass a resolution during fiscal 2006 to cease stock option issuance in fiscal 2006 only, to all existing executive officers and directors, except for those officers and directors who began service during the year. Those executive officers who began service during the year may be granted options upon being hired. The Board of Directors in conjunction with the Compensation Committee is currently reviewing fiscal 2007 stock option granting policies.

There are currently no programs or plans in place to time stock option grants to executive officers in coordination with the release of material nonpublic information, or for the purpose of affecting the value of compensation. In addition, no executive officers have a role in the timing of stock option grants, and the Compensation Committee does not delegate to any other person any aspect of administration of a timing program, plan or practice, with regard to such grants. The Compensation Committee does, however, reserve the right to delegate some or all of its authority with respect to the Plan to another committee of directors, and certain limited authority to grant awards to employees may be delegated to one or more of our officers.

Discretionary Bonuses. Typically bonuses paid to executive officers are those bonuses provided for by the Executive Bonus Plan, as described above in the "Annual Performance Incentives" section. The Compensation Committee, however, does reserve the right to issue discretionary bonuses to individuals who have superior performance within their department or scope of responsibility, even if the Company's EPS or net income goal for the year is not met. The Compensation Committee also reserves the right to reimburse certain relocation expenses, and issue discretionary signing bonuses as a tool to attract highly qualified executives.

Nonqualified Deferred Compensation Plan. We do not currently offer a nonqualified deferred compensation plan to our executive officers. Mr. Schmidt has amounts in a nonqualified deferred compensation plan that originated on February 1, 1984. This plan was frozen in 1993. Mr. Schmidt continues to earn interest on previously deferred amounts. As noted previously, executive officers, including Mr. Schmidt, are not allowed to contribute to this nonqualified deferred compensation plan. The plan was originally offered as a tool to attract and retain highly qualified executives.

Other Compensation and Benefits. Our executive officers participate in certain benefit plans on the same terms as other employees. These plans include medical, dental, vision, group term life, and long-term disability insurance, as well as an associate discount on select merchandise, employee stock purchase plan, 401(k) plan and a Flex 125 cafeteria plan. The Flex 125 cafeteria plan provides for deferral of employee earnings into an account that may be used to pay for certain future medical and child/dependent care expenses.

Car allowances are provided to Mr. Famalette and Mr. Schmidt. A car allowance was provided to Mr. Gladding through June 2006. We also pay the premiums on a personal life insurance policy and a personal umbrella insurance policy for Mr. Famalette. As stipulated per Mr. Gladding's consulting agreement identified in the Narrative Discussion of Severance Agreements, we pay 100% of his COBRA coverage for the term of the agreement.

The amount of other compensation and benefits offered to both the Chief Executive Officer and other named executive officers is based on industry standards in order to be competitive within the current job market. The purpose of offering such compensation is to attract and retain highly qualified executives. The Compensation Committee determines and approves these amounts for the Chief Executive Officer. The Chief Executive Officer, in turn, recommends such compensation levels for other executive officers. The Compensation Committee reviews such recommendations prior to approval.

Severance Agreements. See Narrative Discussion of Severance Agreements.

Change in Control Agreements. See Narrative Discussion of Change in Control Agreements.

Compensation Committee Report

The following report does not constitute soliciting material and is not considered filed or incorporated by reference into any filing by the Company under the Securities Act of 1933 or under the Securities Exchange Act of 1934, unless we specifically state otherwise.

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K. This report is provided by the following independent directors, who comprise the committee:

O. James Woodward III, Chairman
Joseph J. Penbera
Frederick R. Ruiz
Philip S. Schlein

SUMMARY COMPENSATION TABLE
For the fiscal year ended February 3, 2007

Name and Principal Position	Fiscal Year	Salary [1] ($)	Bonus ($)	Stock Awards ($)	Option Awards [2] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [3] ($)	All Other Compensation [4] ($)	Total ($)
James R. Famalette President, Chief Executive Officer, Director	2006	570,769	-	-	59,838	-	-	22,102 [5]	652,709
J. Gregory Ambro Senior Vice President, Chief Administrative Officer, Chief Financial Officer	2006	361,423	-	-	47,331	-	-	6,908	415,662
Scott G. Manson Senior Vice President, General Merchandise Manager	2006	357,538	-	-	30,064	-	-	4,688	392,290
Michael J. Schmidt Senior Vice President, Director of Stores	2006	295,192	-	-	29,919	-	1,045	16,915 [6]	343,071
Robert C. Wiser Senior Vice President, General Merchandise Manager	2006	218,754	-	-	14,960	-	-	6,736	240,450
Gary L. Gladding Former Executive Vice President, General Merchandise Manager	2006	139,615	-	-	54,123	-	-	244,079 [7]	437,817

[1] Amounts in this column represent base salary earned during fiscal 2006 (January 29, 2006 through February 3, 2007). Fiscal 2006 consisted of a fifty-three week year which occurs every six years on the retail calendar.

[2] Amounts in this column reflect expense recognized in our financial statements in accordance with FAS 123R with respect to stock options granted in prior years, with the exception that the above calculation does not reflect the estimate of forfeitures related to service-based vesting used for financial statement reporting purposes. The assumptions made in the valuation of these awards are set forth in Note 12 of the financial statements in our Annual Report on Form 10-K for the fiscal year ended February 3, 2007.

[3] Amount in this column represents above-market earnings on nonqualified deferred compensation. Details of this calculation are provided in the Narrative Discussion of Nonqualified Deferred Compensation.

[4] Amounts in this column represent various forms of compensation such as car allowances, 401(k) company match, group term and individual term life insurance premiums, personal umbrella insurance premiums, and miscellaneous benefits received upon retirement such as accrued vacation payout, COBRA premiums and consulting fees. All items that individually exceed $10,000 are disclosed below.

[5] Amount includes a car allowance of $12,000. Mr. Famalette is currently provided with a car allowance of $1,000 per month.

[6] Amount includes a car allowance of $10,200. Mr. Schmidt is currently provided with a car allowance of $900 per month. During the first six months of fiscal 2006, he was provided with a car allowance of $800 per month, and during the last six months he was provided with a car allowance of $900 per month.

[7] Amount includes consulting fees and a payout of accrued vacation upon retirement. Mr. Gladding retired on June 30, 2006, and received a payment of $34,464 representing all accrued vacation as of the date of his retirement. As noted in the Narrative Discussion of Severance Agreements, Mr. Gladding, upon retirement, entered into a consulting agreement with us on July 1, 2006, providing for payment of monthly consulting fees of $27,500. Total consulting fees earned during fiscal 2006 equals $195,446.

Note: Joe Levy as the non-named executive chairman of the Board received an annual salary of $175,000 in fiscal 2006 which is consistent with payments made in the prior two fiscal years.

GRANTS OF PLAN BASED AWARDS
For the fiscal year ended February 3, 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock in Units (#)	All Other Option Awards: Number of Securities Underlying Options [2] (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
James R. Famalette	N/A	56,000	140,000	280,000	-	-	-	-	-	-	-
J. Gregory Ambro	N/A	36,500	91,250	182,500	-	-	-	-	-	-	-
Scott G. Manson	N/A	17,500	43,750	87,500	-	-	-	-	-	-	-
Michael J. Schmidt	N/A	14,750	36,875	73,750	-	-	-	-	-	-	-
Robert C. Wiser [3]	N/A	13,500	22,500	33,750	-	-	-	-	-	-	-
Gary L. Gladding	N/A	-	-	-	-	-	-	-	-	-	-

[1] These columns show the potential value of the payout for each named executive officer, with the exception of Mr. Wiser, under the fiscal 2006 Executive Bonus Plan "the Plan" if the threshold, target or maximum goals are satisfied. The potential payouts are performance-driven, and are therefore completely at risk. Because we did not achieve thresholds under the Plan for fiscal 2006, no payouts will be made under the Plan. The performance goals and the calculation used in determining payout amounts are described in the "Annual Performance Incentives" section of the Compensation Discussion and Analysis, and are quantified in the Narrative Discussion of Summary Compensation Table and Grants of Plan Based Awards.

[2] No stock options were issued to named executive officers during fiscal 2006.

[3] Mr. Wiser was promoted to Senior Vice President and General Merchandise Manager on June 2, 2006. Mr. Wiser was covered under the 2006 Merchant Bonus Plan prior to being promoted, and remained covered under the Merchant Bonus Plan through the end of fiscal 2006. As such, amounts presented above represent the threshold (6% of base salary), target (10% of base salary) and maximum (15% of base salary) levels under such plan. The threshold, target and maximum levels are based on sales, gross margin and turn levels as they relate to planned levels per the annual business plan. Because Mr. Wiser did not achieve the threshold under the Merchant Bonus Plan for fiscal 2006, no payout will be made to Mr. Wiser under the Merchant Bonus Plan. Beginning in fiscal 2007, Mr. Wiser will be covered under the Executive Bonus Plan. The Executive Bonus Plan is discussed in the following Narrative Discussion of Summary Compensation Table and Grants of Plan Based Awards.

NARRATIVE DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN BASED AWARDS

Employment Agreements

We entered into an employment agreement ("the Agreement") with Mr. Famalette, effective December 20, 2005, for his employment as President and Chief Executive Officer of the Company. The Agreement provides that Mr. Famalette will be a member of the Board of Directors during his term of employment. The term of the Agreement automatically renews each January 1st for successive one-year terms unless terminated by either party upon written notice. The Agreement provides for the payment of an annual base salary of at least $560,000, and the ability to earn an annual bonus of up to 50% of base salary if specific goals adopted by the Board are achieved. Mr. Famalette receives various other benefits including a car allowance, company paid life insurance and personal umbrella insurance coverage, and other benefits typically offered to all employees of the Company. Mr. Famalette also has the right to receive stock option grants subject to the approval of the Compensation Committee. The Agreement also provides for certain severance and change in control benefits as described in further detail in the Narrative Discussions of Severance and Change in Control Agreements.

With the exception of the employment agreement with Mr. Famalette, we have no formal written employment agreements with any other named executive officers. Each other currently employed named executive officer earns a base salary, has the right to earn annual bonuses, stock option grants and other various benefits which are discussed in further detail in the Compensation Discussion and Analysis. Messrs. Ambro, Manson, Schmidt and Wiser each have official agreements providing for severance and change in control benefits. Mr. Wiser did not have such agreements at the end fiscal 2006. He entered into these agreements on March 12, 2007. See the Narrative Discussions of Severance and Change in Control Agreements for detail of these agreements.

Materially Modified Stock Option Awards

As described in the Narrative Discussion of Severance Agreements, on June 28, 2006, the Compensation Committee approved accelerated vesting of all of Mr. Gladding's stock options effective July 14, 2006, providing that the termination date to exercise these options would be January 31, 2007. The additional value Mr. Gladding received upon the exercise of options whose vesting was accelerated is included in the "Value Realized on Exercise" column in the Option Exercises and Stock Vested table. The additional compensation cost calculated in accordance with FAS 123R related to this accelerated option vesting received by Mr. Gladding is included in the total "Option Awards" column in the Summary Compensation Table. In total, vesting was accelerated for 15,000 options that were scheduled to vest at various dates up through May 27, 2009.

Terms of Granted Stock Option Awards

We provide our named executive officers with the opportunity to receive stock option grants through our 2005 Stock Option Plan. During fiscal 2006, no stock options were granted to named executive officers. Descriptions regarding the criteria applied in determining grant amounts, and the vesting schedules currently in place are outlined in the "Stock Options" section of the Compensation Discussion and Analysis.

Terms of Granted Annual Performance Incentive Awards

We provide our named executive officers with the opportunity to receive annual incentive payments through our Executive Bonus Plan currently in effect. Eligibility to participate in the Executive Bonus Plan begins after the named executive officer completes a full year as a Chief Executive Officer, Chief Financial Officer or Executive/Senior Vice President. As a result of this eligibility requirement, Mr. Wiser was not eligible to participate in the Executive Bonus Plan as a Senior Vice President for fiscal 2006. Mr. Wiser was promoted to Senior Vice President and General Merchandise Manager on June 2, 2006, and was required to participate in the Merchant Bonus Plan. No annual incentive payments will be paid to named executive officers in June 2007 related to our Executive Bonus Plan or our Merchant Bonus Plan in effect for fiscal 2006.

Descriptions regarding the criteria applied in determining amounts payable under our Executive Bonus Plan, and descriptions of performance-based conditions related to such amounts payable are outlined in the "Annual

Performance Incentives" section of the Compensation Discussion and Analysis. As noted in the Compensation Discussion and Analysis, the Chief Executive and Chief Financial Officer may be paid a bonus in the following fiscal year of up to 50% of their respective base salaries, and Executive and Senior Vice Presidents may be paid a bonus in the following fiscal year of up to 25% of their respective base salaries. The percentages of base salary an executive officer is eligible for under each bonus level is detailed out below. The threshold bonus level represents the opening planned net income for fiscal 2006. The total potential value of a payout under the threshold, target and maximum bonus levels are included in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns in the Grants of Plan Based Awards table.

2006 Executive Bonus Plan Payout Levels for Chief Executive and Chief Financial Officers:

Bonus Levels (Net Income)	% of Base Salary
$5.4 Million (Threshold)	10%
$5.8 Million	17.5%
$6.3 Million (Target)	25%
$6.8 Million	37.5%
$7.5 Million (Maximum)	50%

2006 Executive Bonus Plan Payout Levels for Executive/Senior Vice Presidents:

Bonus Levels (Net Income)	% of Base Salary
$5.4 Million (Threshold)	5%
$5.8 Million	8.75%
$6.3 Million (Target)	12.5%
$6.8 Million	18.75%
$7.5 Million (Maximum)	25%

Explanation of Salary and Discretionary Bonus in Proportion to Total Compensation

With the exception of Mr. Gladding, who received consulting fees and additional stock option compensation related to his retirement on June 30, 2006, total salary and discretionary bonuses for all named executive officers represented between 86%-92% of total compensation for fiscal 2006. This percentage varies from year to year based upon our performance as a company. The stronger our performance, the smaller the percentage will be, resulting from increased annual performance incentive and stock option compensation. The weaker our performance, the larger the percentage will be, resulting from minimal annual performance incentive and stock option compensation.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
For the fiscal year ended February 3, 2007

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable [1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
James R. Famalette	20,000	-	-	5.38	4/14/2007	-	-	-	-
	40,000	-	-	7.50	11/23/2008	-	-	-	-
	15,000	-	-	8.38	6/14/2009	-	-	-	-
	40,000	-	-	8.88	6/25/2009	-	-	-	-
	30,000	-	-	5.25	3/31/2010	-	-	-	-
	70,000	-	-	4.63	10/29/2010	-	-	-	-
	30,000	-	-	4.25	1/2/2011	-	-	-	-
	20,000	-	-	2.64	5/3/2012	-	-	-	-
	15,000	5,000 [2]	-	1.13	5/3/2013	-	-	-	-
	10,000	10,000 [5]	-	6.03	4/30/2014	-	-	-	-
	5,000	15,000 [6]	-	10.48	5/27/2015	-	-	-	-
J. Gregory Ambro	22,500	7,500 [4]	-	3.77	11/3/2013	-	-	-	-
	5,000	5,000 [5]	-	6.03	4/30/2014	-	-	-	-
	3,750	11,250 [6]	-	10.48	5/27/2015	-	-	-	-
Scott G. Manson	5,000	-	-	8.38	6/14/2009	-	-	-	-
	5,000	-	-	6.19	7/28/2010	-	-	-	-
	5,000	-	-	3.28	8/3/2011	-	-	-	-
	6,000	-	-	2.64	5/3/2012	-	-	-	-
	3,750	1,250 [2]	-	1.13	5/3/2013	-	-	-	-
	3,750	1,250 [3]	-	1.85	8/2/2013	-	-	-	-
	5,000	5,000 [5]	-	6.03	4/30/2014	-	-	-	-
	2,500	7,500 [6]	-	10.48	5/27/2015	-	-	-	-
Michael J. Schmidt	4,000	-	-	7.50	11/23/2008	-	-	-	-
	10,000	-	-	8.38	6/14/2009	-	-	-	-
	15,000	-	-	5.25	3/31/2010	-	-	-	-
	10,000	-	-	3.28	8/3/2011	-	-	-	-
	10,000	-	-	2.64	5/3/2012	-	-	-	-
	7,500	2,500 [2]	-	1.13	5/3/2013	-	-	-	-
	5,000	5,000 [5]	-	6.03	4/30/2014	-	-	-	-
	2,500	7,500 [6]	-	10.48	5/27/2015	-	-	-	-
Robert C. Wiser	5,000	-	-	8.38	6/14/2009	-	-	-	-
	-	1,250 [2]	-	1.13	5/3/2013	-	-	-	-
	-	2,500 [5]	-	6.03	4/30/2014	-	-	-	-
	1,250	3,750 [6]	-	10.48	5/27/2015	-	-	-	-
Gary L. Gladding	-	-	-	-	N/A	-	-	-	-

[1] All options are scheduled to vest at a rate of 25% per year beginning on the first anniversary date of the grant. All options expire 10 years from the grant date.

[2] Scheduled to vest on May 3, 2007.

[3] Scheduled to vest on August 2, 2007.

[4] Scheduled to vest on November 3, 2007.

[5] Scheduled to vest in equal increments on April 30, 2007 and April 30, 2008.

[6] Scheduled to vest in equal increments on May 27, 2007, May 27, 2008 and May 27, 2009.

23

OPTION EXERCISES AND STOCK VESTED [1]
For the fiscal year ended February 3, 2007

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [2] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James R. Famalette	-	-	-	-
J. Gregory Ambro	-	-	-	-
Scott G. Manson	-	-	-	-
Michael J. Schmidt	-	-	-	-
Robert C. Wiser	3,750	31,179	-	-
Gary L. Gladding	79,000	450,750	-	-

[1] Information relates to stock option exercises during fiscal 2006.

[2] Amounts were calculated by multiplying the number of shares purchased by the difference between the exercise price and the market price of our common stock on the date of the exercise.

PENSION BENEFITS [1]
For the fiscal year ended February 3, 2007

[1] The table disclosing the actuarial present value of each named executive officer's accumulated benefit under defined benefit plans, the number of years of credited service under each plan, and the amount of pension benefits paid to each named executive officer during the fiscal year is omitted because we do not have such defined benefit plans.

NONQUALIFIED DEFERRED COMPENSATION
For the fiscal year ended February 3, 2007

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY [1] ($)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last FYE ($)
James R. Famalette	-	-	-	-	-
J. Gregory Ambro	-	-	-	-	-
Scott G. Manson	-	-	-	-	-
Michael J. Schmidt	-	-	4,120 [2]	-	55,355
Robert C. Wiser	-	-	-	-	-
Gary L. Gladding	-	-	-	-	-

[1] Amount in this column reflects interest credited to Mr. Schmidt's previously deferred balance. Interest is credited on the last day of each fiscal year, and is calculated by multiplying the weighted average prime rate for the fiscal year by the nonqualified deferred compensation balance as of the first day of such fiscal year.

[2] Mr. Schmidt's deferred balance as of January 29, 2006 (first day of fiscal 2006) was $51,235. The weighted average prime rate for fiscal 2006 was 8.04%. Aggregate earnings for fiscal 2006 were calculated as noted above. A portion of the interest credited for fiscal 2006 represents above-market earnings ($1,045). This amount is included in "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the Summary Compensation Table. The calculation of this amount is discussed in the Narrative Discussion of Nonqualified Deferred Compensation.

NARRATIVE DISCUSSION OF NONQUALIFIED DEFERRED COMPENSATION

Overview of Nonqualified Deferred Compensation Plan

We do not currently offer a nonqualified deferred compensation plan to our executive officers. As of February 3, 2007, Mr. Schmidt has amounts in a nonqualified deferred compensation plan. This plan originated on February 1, 1984, and was subsequently frozen during 1993. Mr. Schmidt continues to earn interest on previously deferred amounts, but is no longer allowed to contribute to this plan. Upon retirement, we shall pay Mr. Schmidt an amount equal to the balance in his deferred compensation account as of the effective date of his retirement. Such payment shall be made in a single payment to Mr. Schmidt within 90 days of his effective retirement date, or, at our election, may be paid in not more than 60 equal and consecutive monthly installments, including interest earned on the balance retained, with payment beginning three months following his effective retirement date. In the event of death or total disability, payout terms will be similar to those for retirement. In the event of termination prior to retirement, other than by reason of death or disability, we shall pay benefits only when Mr. Schmidt attains age 65. In addition, upon judicial determination of or admission to fraudulent and/or other dishonest activity toward the Company, the Employee shall forfeit the entire deferred compensation balance in excess of the amount of any compensation deferred at the election of the Employee and all rights to benefits pursuant to this plan.

Calculation of Plan Earnings

Total fiscal year earnings on nonqualified deferred compensation reflects interest credited to Mr. Schmidt's previously deferred balance. Interest is credited on the last day of each fiscal year, and is calculated by multiplying the weighted average prime rate for the fiscal year (8.04% for fiscal 2006) by the nonqualified deferred compensation balance as of the first day of such fiscal year ($51,235 as of January 29, 2006). The resulting amount ($4,120 for fiscal 2006) represents total earnings on nonqualified deferred compensation.

Above-market earnings on deferred compensation is calculated by determining the weighted average prime rate (8.04% for fiscal 2006) and the weighted average 120% applicable federal long-term rate (6.00% for fiscal 2006) for the fiscal year. The difference between these two rates (2.04% for fiscal 2006) is multiplied by the individual's nonqualified deferred compensation balance as of the first day of such fiscal year ($51,235 as of January 29, 2006). The resulting amount ($1,045 for fiscal 2006) represents above-market earnings on nonqualified deferred compensation. Above-market earnings on deferred compensation is reported as named executive officer compensation in the Summary Compensation Table.

Estimated Current Value of Severance Payments and Benefits [1]

Name	Salary Continuation [2] ($)	Accrued Vacation Payout [3] ($)	Benefit and Perquisite Continuation [4] ($)	Accelerated Option Vesting [5] ($)	Total ($)
James R. Famalette [6]	545,719	42,145	38,779	110,450	737,093
J. Gregory Ambro	355,692	25,950	16,295	-	397,937
Scott G. Manson	341,074	19,401	16,295	-	376,770
Michael J. Schmidt	287,477	29,011	16,646	-	333,134
Robert C. Wiser [7]	-	20,935	-	-	20,935
Gary L. Gladding [8]	-	-	-	-	-

[1] The information above reflects the estimated current value of the compensation to be paid to each of our named executive officers in the event we terminate them by written notice for other than for cause (as defined in the Narrative Discussion of Severance Agreements). All estimates assume a termination date of February 3, 2007. A discount rate of 5% has been used to present value all payments which will not be received immediately upon termination. It should be noted that each severance agreement has been modified as discussed in the Narrative Discussion of Severance Agreements under the heading "Updated Severance Agreements." Due to the fact that these updated agreements were not in place as of February 3, 2007, the amounts shown above do not reflect such new agreements.

[2] Amounts in this column reflect the present value of one year's base salary to be received in 26 equal bi-weekly payments.

[3] Amounts in this column reflect the dollar value of accrued vacation as of February 3, 2007. Dollar value was calculated by multiplying the named executive officer's hourly pay rate by the total number of accrued vacation hours each had earned as of February 3, 2007. A lump sum payment of accrued vacation will be received immediately upon termination.

[4] Amounts in this column reflect the present value of the continuation of certain benefits for each named executive officer. Mr. Famalette is entitled to a continuation of all his benefits and perquisites for a period of one year. Benefits and perquisites Mr. Famalette will receive include the following Company paid items: car allowance, COBRA, group term life insurance, long-term disability coverage, 401(k) match, personal umbrella insurance, and a $1 million personal life insurance policy. We will pay these benefits at various frequencies throughout the year (annually, quarterly or monthly) depending on the nature of the benefit. Messrs. Ambro, Manson and Schmidt are entitled to continue coverage in our group medical plan for a period of one year. We will make full monthly COBRA payments on their behalf for a period of one year. Individual COBRA rates may vary.

[5] Amount in this column reflects the benefit obtained from the acceleration of stock option vesting for all of Mr. Famalette's stock options that were not vested as of February 3, 2007. Amount was calculated based on the difference between the closing price of our common stock on February 2, 2007 (last trading day of our fiscal year), and the exercise price of all unvested stock options as of such date. The closing price of our common stock on February 2, 2007 was $11.12. The total number of unvested stock options and corresponding exercise prices are disclosed in the Outstanding Equity Awards at Fiscal Year-End table. Messrs. Ambro, Manson and Schmidt are not entitled to accelerated vesting of stock options under their current severance agreements.

[6] As disclosed in the Narrative Discussion of Severance Agreements under the heading "Severance Agreements," if Mr. Famalette is terminated due to disability, he is entitled to receive six months base salary with payments made bi-weekly. Mr. Famalette will be entitled to immediate vesting of all stock options held at the date of termination, and will receive accrued vacation pay earned up to the date of termination. Assuming Mr. Famalette was terminated due to disability on February 3, 2007, he would receive compensation with an estimated total current value of $428,862 (base salary of $276,267; accrued vacation payout of $42,145; accelerated option vesting value of $110,450).

[7] As of February 3, 2007, Mr. Wiser does not have a severance agreement. Upon termination for other than for cause Mr. Wiser will receive all vacation accrued up through the date of termination. As noted in the Narrative Discussion of Severance Agreements under the heading "Updated Severance Agreements," Mr. Wiser entered into a severance agreement during March 2007.

[8] As of February 3, 2007, Mr. Gladding does not have a severance agreement. Mr. Gladding retired on June 30, 2006, and received all accrued vacation upon retirement. The amount of accrued vacation Mr. Gladding received is included in "All Other Compensation" in the Summary Compensation Table.

NARRATIVE DISCUSSION OF SEVERANCE AGREEMENTS

Severance Agreements

Overview. We believe that companies should provide reasonable severance benefits to certain executive officers. With respect to executive officers, these severance benefits reflect the fact that it may be difficult for such officers to find comparable employment within a short period of time. We offer these benefits in an attempt to achieve our objective of attracting and retaining highly qualified executives. As such, as of February 3, 2007, we have previously entered into severance agreements with the following executive officers: Mr. Famalette, Mr. Ambro, Mr. Manson and Mr. Schmidt. We have also previously entered into a consulting agreement with Mr. Gladding. The Compensation Committee determines the terms of each severance agreement. They base their decision, in large part, on severance packages being offered to executive officers in similar positions at comparable companies.

Mr. Famalette. We entered into an employment agreement with Mr. Famalette dated December 20, 2005. This agreement provides for the payment of certain severance benefits if Mr. Famalette is terminated other than for cause or due to disability. In the event that Mr. Famalette is terminated other than for cause, we shall pay Mr. Famalette a severance benefit equal to Mr. Famalette's base salary and all benefits for the period commencing on the date employment is terminated and ending on the date the employment agreement terminates (but not less than 12 months severance payments regardless of the termination date of the employment agreement). The employment agreement automatically renews for a one-year term each January 1st, which will result in severance benefits being paid equal to 12 months base salary and all benefits, determined at Mr. Famalette's annual base rate of pay in effect at the time such notice of termination is given. Upon such termination, all of Mr. Famalette's stock options will be considered fully vested regardless of vesting schedule in accordance with the accelerated vesting provision contained within the employment agreement. In the event that Mr. Famalette is terminated due to disability, we shall pay Mr. Famalette a severance benefit equal to Mr. Famalette's base salary for the period commencing on the date employment is terminated and ending on the date which is six months thereafter (not to exceed the number of months left on the employment agreement or any extension thereof).

The severance benefit shall be paid to Mr. Famalette after the date of termination in the same form and at the same time as Mr. Famalette's salary and benefits otherwise would have been paid had Mr. Famalette continued to be employed by us. Mr. Famalette must continue to report to work, and adequately perform each and every duty of his employment, until the date set forth in the notice of termination as the date of termination. We shall not pay a severance benefit if Mr. Famalette is terminated for cause. Termination for cause means termination by the Company of Mr. Famalette's employment (1) by reason of willful dishonesty towards, fraud upon, or deliberate injury or attempted injury to, the Company, (2) by reason of material breach of aforementioned employment agreement, (3) by reason of gross negligence or intentional misconduct with respect to the performance of duties under the employment agreement, (4) by reason of breached or violation of any fiduciary duty owed to the Company, or (5) if Mr. Famalette has been personally dishonest, or has willfully or negligently violated any law, rule or regulation or has been convicted of a felony or misdemeanor (other than minor traffic violations and similar offenses), provided however that no such termination will be deemed to be a termination for cause unless we have provided Mr. Famalette with written notice of what we reasonably believe are the grounds for any termination for cause. Mr. Famalette shall not be entitled to a severance benefit if his employment with us is voluntarily terminated as a result of retirement or resignation, or if his employment with us is terminated by death.

Termination due to disability, as referred to above, will occur in the event that, during the term of the employment agreement, Mr. Famalette should, in the reasonable judgment of the Board, fail to perform his duties under this agreement because of illness or physical or mental incapacity, and such disability continues for a period of more than three consecutive months. In such instance, we must provide Mr. Famalette with written notification of termination. Any determination by the Board with respect to such disability must be based on a determination by competent medical authority or authorities, a copy of which determination must be delivered to Mr. Famalette at the time it is delivered to the Board. If Mr. Famalette disagrees with this determination, Mr. Famalette shall have the right to submit to the Board a determination by competent medical authority or authorities of Mr. Famalette's own choosing. If an agreement is not reached with the Board after such submission, the parties will submit the issue of disability to arbitration within the provisions of the employment agreement.

The employment agreement discussed above contains certain confidentiality provisions. In accordance with the confidentiality provisions contained in the employment agreement, Mr. Famalette may not directly or indirectly disclose or use any confidential information about the Company unless such disclosure is required in the course of Mr. Famalette's employment with us, was permitted in writing by the Board, or is within the public domain.

Messrs. Ambro, Manson, Schmidt. We entered into severance agreements with Messrs. Ambro, Manson and Schmidt as of December 1, 2004. Each of these agreements provide that, in the event the executive officer's employment with us is terminated by written notice for other than for cause, we shall pay the executive officer a severance benefit equal to 12 months base salary, determined at the executive officer's annual base rate of pay in effect at the time such notice of termination is given. The executive officer shall also have the right to continue their coverage in our group medical plan. As a result, we shall make full payment on COBRA benefits for a period of one year from the termination date or until the officer's right to COBRA health care continuation ceases, whichever is earlier.

The severance benefit shall be paid to the executive officer after the date of termination in the same form and at the same time as the executive officer's salary otherwise would have been paid had the executive officer continued to be employed by us. The executive officer must continue to report to work, and adequately perform each and every duty of their employment, until the date set forth in the notice of termination as their date of termination. The executive officer shall not be entitled to a severance benefit if their employment with us is terminated other than by written notice of termination from the Company, including without limitation, the retirement, resignation, disability or death of said executive officer. We shall also not pay a severance benefit if the executive officer is terminated for cause, which includes, without limitation, a good faith determination by us that the executive officer (1) has committed a material breach of his duties and responsibilities, (2) refused to perform required duties and responsibilities or performed them incompetently, (3) breached or violated any fiduciary duty owed to the Company or (4) is or has been personally dishonest, or has willfully or negligently violated any law, rule or regulation or has been convicted of a felony or misdemeanor (other than minor traffic violations and similar offenses).

Mr. Gladding. During fiscal 2006, we entered into a consulting agreement with Mr. Gladding upon his retirement. This agreement waived all rights and claims to severance payments pursuant to his original severance agreement dated December 1, 2004. Under this agreement, we agreed to retain Mr. Gladding as an independent consultant for the 12 month period commencing July 1, 2006, for a monthly fee of $27,500. These consulting fees in total equate to one year of Mr. Gladding's base salary as of June 30, 2006, the date of his retirement. We also agreed to pay 100% of his COBRA coverage for the 12 month term of the agreement. A non-disparagement clause is included in the agreement. In addition to the aforementioned terms of the agreement, on June 28, 2006, the Compensation Committee approved accelerated vesting of all of Mr. Gladding's stock options effective July 14, 2006, providing that the termination date to exercise these options would be January 31, 2007.

Updated Severance Agreements

Overview. On March 12, 2007, the Compensation Committee approved the Company's entry into new severance agreements with Messrs. Ambro, Manson, Schmidt and Wiser, and approved an amendment to Mr. Famalette's employment agreement. Details regarding the aforementioned agreements/amendments are provided below.

Mr. Famalette. One addition has been made to Mr. Famalette's employment agreement as noted above, and is effective beginning March 12, 2007. The amendment states that the portion of any severance benefit payable under this agreement during the first six months following the date of termination, shall be delayed and paid to Mr. Famalette in a lump sum as soon as practicable following the end of such six-month period in accordance with the requirements of Section 409A of the Internal Revenue Code ("Section 409A"). No such six month delay shall apply to the extent that guidance issued under Section 409A allows payments to be made when otherwise due without subjecting Mr. Famalette to additional taxes under Section 409A.

Messrs. Ambro, Manson, Schmidt, Wiser. We entered into severance agreements with Messrs. Ambro, Manson, Schmidt and Wiser as of March 12, 2007. All terms of these agreements, including Mr. Wiser's, are the same as the original agreements for Messrs. Ambro, Manson and Schmidt, as described under "Severance Agreements" above, with two exceptions. First, the Section 409A provisions included in Mr. Famalette's amended employment agreement have been incorporated in each severance agreement. Second, if total payments subject to such agreement will be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code ("Section 4999"), then the total payments shall be reduced to the extent necessary so that the total payments will not be subject to the excise tax imposed by Section 4999, and the deductibility of our total payments will not be disallowed by Section 280G of the Internal Revenue Code.

Estimated Current Value of Change in Control Payments and Benefits [1]

Name	Salary Continuation [2] ($)	Accrued Vacation Payout [3] ($)	Benefit and Perquisite Continuation [4] ($)	Accelerated Option Vesting [5] ($)	Total ($)
James R. Famalette	1,120,000	42,145	75,675	110,450	1,348,270
J. Gregory Ambro	526,417	25,950	-	87,775	640,142
Scott G. Manson	504,784	19,401	-	54,325	578,510
Michael J. Schmidt	425,460	29,011	-	55,225	509,696
Robert C. Wiser [6]	-	20,935	-	27,613	48,548
Gary L. Gladding [7]	-	-	-	-	-

[1] The information above reflects the estimated current value of the compensation to be paid to each of our named executive officers in the event of a change in control (as defined in the Narrative Discussion of Change in Control Agreements). All estimates assume a change in control date of February 3, 2007. A discount rate of 5% has been used to present value all payments which will not be received immediately upon a change in control. It should be noted that each change in control agreement has been modified as discussed in the Narrative Discussion of Change in Control Agreements under the heading "Updated Change in Control Agreements." Due to the fact that these updated agreements were not in place as of February 3, 2007, the amounts shown above do not reflect such new agreements.

[2] Amounts in this column reflect the present value of the continuation of base salary. Mr. Famalette is entitled to receive a single cash lump sum payment representing two years' base salary. Messrs. Ambro, Manson and Schmidt are entitled to a continuation of their base salary for a period of 18 months. These continuation payments will be received in 18 equal monthly payments.

[3] Amounts in this column reflect the dollar value of accrued vacation as of February 3, 2007. Dollar value was calculated by multiplying the named executive officer's hourly pay rate by the total number of accrued vacation hours each had earned as of February 3, 2007. A lump sum payment of accrued vacation will be received immediately upon termination.

[4] Amounts in this column reflect the present value of the continuation of certain benefits for Mr. Famalette. Mr. Famalette is entitled to a continuation of all his benefits and perquisites for a period of two years. Benefits and perquisites Mr. Famalette will receive include the following Company paid items: car allowance, COBRA, group term life insurance, long-term disability coverage, 401(k) match, personal umbrella insurance, and a $1 million personal life insurance policy. We will pay these benefits at various frequencies throughout the year (annually, quarterly or monthly) depending on the nature of the benefit. Messrs. Ambro, Manson and Schmidt are not entitled to continue any benefits under their current change in control agreements.

[5] Amounts in this column reflect the benefit obtained from the acceleration of stock option vesting for all of the stock options held by Messrs. Famalette, Ambro, Manson and Schmidt that were not vested as of February 3, 2007. Amount was calculated based on the difference between the closing price of our common stock on February 2, 2007 (last trading day of our fiscal year), and the exercise price of all unvested stock options as of such date. The closing price of our common stock on February 2, 2007 was $11.12. The total number of unvested stock options and corresponding exercise prices are disclosed in the Outstanding Equity Awards at Fiscal Year-End table.

[6] As of February 3, 2007, Mr. Wiser does not have a change in control agreement. Upon a termination caused by a change in control, Mr. Wiser will receive all vacation accrued up through the date of change in control. Also, in accordance with the 2005 and 1998 Stock Option Plans, all unvested stock options will become immediately exercisable upon a change in control. As noted in the Narrative Discussion of Change in Control Agreements under the heading "Updated Change in Control Agreements," Mr. Wiser entered into a change in control agreement during March 2007.

[7] As of February 3, 2007, Mr. Gladding does not have a change in control agreement. Mr. Gladding retired on June 30, 2006, and received all accrued vacation upon retirement. In addition, all of his unvested options became immediately exercisable on July 14, 2006, pursuant to approval by the Compensation Committee on June 28, 2006. The amount of accrued vacation Mr. Gladding received is included in "All Other Compensation" in the Summary Compensation Table, and the accelerated stock option vesting benefit received is included in the total "Value Realized on Exercise" in the Option Exercises and Stock Vested table.

NARRATIVE DISCUSSION OF CHANGE IN CONTROL AGREEMENTS

Change in Control Agreements

Overview. It is our belief that the interests of our shareholders will be best served if the interests of our executive officers are aligned with them, and providing change in control benefits should eliminate, or at least reduce, the reluctance of such officers to pursue potential change in control transactions that may be in the best interest of our shareholders. As such, as of February 3, 2007, we have previously entered into agreements with Messrs. Famalette, Ambro, Manson and Schmidt that may require us to make payments and/or provide certain benefits to these executive officers in the event of a change in control. The Compensation Committee determines the terms of each change in control agreement. They base their decision in large part on change in control packages being offered to executive officers in similar positions at comparable companies.

Mr. Famalette. We entered into an employment agreement with Mr. Famalette dated December 20, 2005. This agreement provides for the payment of certain change in control benefits in the event there is a change in control or ownership of the Company, and subsequently Mr. Famalette is terminated, demoted, given reduced responsibilities, transferred, asked to relocate, or not offered continued employment at the rate of pay in effect at the time of change in control. Such benefits will consist of 24 months base salary and all benefits in effect at the time such notice is given. Payment shall be due and payable to Mr. Famalette upon such termination or change in position as described above. Payment of the salary portion shall be made in a single cash lump sum. The benefits portion will continue to be received over a period of 24 months, and will be received in the same manner and timing as they were received prior to such change in control. In addition, all stock options held by Mr. Famalette shall be considered fully vested upon such termination or change in position.

Change in control or ownership per the employment agreement is defined as any or all of the following: 1) sale of all or substantially all of our assets to another entity, 2) sale of 51% or more of our common stock or voting shares to another entity, or 3) sale of a controlling interest of all the voting shares of the Levy's and El Corte Ingles, S.A. to another entity.

Messrs. Ambro, Manson, Schmidt. We entered into change in control agreements with Messrs. Ambro, Manson and Schmidt dated December 1, 2004. These agreements provide for the payment of certain change in control benefits in the event that we sell all or part of our business (or otherwise merge, divide, consolidate or reorganize), and the aforementioned executive officers do not have the opportunity to continue employment with the buyer (or with one of the resulting entities in the event of a merger, division, consolidation or reorganization), at or above the executive officer's base rate of pay, regardless of whether the other terms and conditions of the executive officer's employment after such sale, division, consolidation or reorganization are the same or different from the terms and conditions of the executive officer's employment with us. A change in control benefit shall be payable on a monthly basis to the executive officer consisting of 18 months base salary beginning immediately upon the occurrence of the change in control event. Unless prior to a change in control event the stock option plan administrator determines that benefits will not be accelerated, then generally upon the change in control event each option owned by the executive officer will become immediately exercisable.

Updated Change in Control Agreements

Overview. On March 12, 2007, the Compensation Committee approved the Company's entry into new change in control agreements with Messrs. Ambro, Manson, Schmidt and Wiser, and approved an amendment to Mr. Famalette's employment agreement. Details regarding the aforementioned agreements/amendments are provided below.

Mr. Famalette. See the change to Mr. Famalette's employment agreement noted under "Updated Severance Agreements" in the Narrative Discussion of Severance Agreements.

Messrs. Ambro, Manson, Schmidt, Wiser. We entered into change in control agreements with Messrs. Ambro, Manson, Schmidt and Wiser as of March 12, 2007. All terms of these agreements, including Mr. Wiser's, are the same as the original agreements for Messrs. Ambro, Manson and Schmidt as described under "Change in Control Agreements" above, except as further noted in this paragraph. Both of the changes to each of their severance agreements as noted under "Updated Severance Agreements" in the Narrative Discussion of Severance Agreements

are applicable to their change in control agreements. In addition, if during a one-year period commencing with a Corporate Transaction, one of the aforementioned individuals is terminated by us or our successor not for cause, as previously defined, we will pay the individual a change in control benefit equal to 24 months base salary and we will pay the individual's COBRA health care premiums for a period of up to one year. The salary-based portion of such severance benefit will be paid in a single cash lump sum as soon as administratively practicable after the date of termination. A Corporate Transaction is defined as the consummation of a transaction in which 1) more than 50% of our outstanding common stock or outstanding voting securities are sold to an unrelated entity or 2) all or substantially all of our assets are sold to an unrelated entity. The right to receive the new change in control benefit shall terminate if no Corporate Transaction occurs on or prior to March 15, 2008, unless extended by the Compensation Committee. At this time, the agreement will revert to the rights the individual had under their previous agreement as described under "Change in Control Agreements" above. Mr. Wiser did not have a change in control agreement prior to March 12, 2007. Later this year, the Compensation Committee will be reviewing Mr. Wiser's situation for compatibility to the change in control agreements of the other executive officers.

DIRECTOR COMPENSATION
For the fiscal year ended February 3, 2007

Name and Position	Fees Earned or Paid in Cash [2] ($)	Stock Awards ($)	Option Awards [3], [4] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation [5] ($)	Total ($)
Joseph J. Penbera [1] Lead Director	88,667	-	28,922	-	-	1,800	119,389
James L. Czech Director	48,000	-	29,029	-	-	-	77,029
O. James Woodward III Director	47,500	-	28,922	-	-	-	76,422
Dale D. Achabal Director	36,500	-	30,683	-	-	-	67,183
Frederick R. Ruiz Director	34,000	-	28,922	-	-	1,600	64,522
Philip S. Schlein Director	35,000	-	21,941	-	-	-	56,941
Thomas H. McPeters Director	22,000	-	-	-	-	-	22,000
Sharon Levy Director	21,000	-	-	-	-	-	21,000
Jorge Pont Sanchez Director	19,000	-	-	-	-	-	19,000

[1] As of February 3, 2007, Dr. Penbera was Lead Director of the Board of Directors.

[2] Amounts in this column represent fees earned during fiscal 2006. Fees consist of meeting fees (board, committee and conference call meetings) and monthly retainers, and are discussed in further detail in the Narrative Discussion of Director Compensation.

[3] Amounts in this column reflect expense recognized in our financial statements in accordance with FAS 123R, with respect to stock options granted in prior years, with the exception that the above calculation does not reflect the estimate of forfeitures related to service-based vesting used for financial statement reporting purposes. The assumptions made in the valuation of these awards are set forth in Note 12 of the financial statements in our Annual Report on Form 10-K for the fiscal year ended February 3, 2007. As noted in the Narrative Discussion of Director Compensation, under the 2005 Stock Option Plan, automatic option grants to non-employee directors are not issued to directors who are officers, employees or affiliates of the Company. Mrs. Levy, Mr. McPeters and Mr. Sanchez are not eligible to receive stock options due to their affiliation with the Company. There were no grants of stock options to any directors during fiscal 2006.

[4] The following directors held the following numbers of outstanding stock options as of February 3, 2007: Dr. Penbera, 22,000; Mr. Czech, 22,000; Mr. Woodward, 23,000; Mr. Achabal, 18,000; Mr. Ruiz, 30,000; and Mr. Schlein, 10,000.

[5] Amounts in this column represent personal umbrella insurance premiums we paid on behalf of the director.

NARRATIVE DISCUSSION OF DIRECTOR COMPENSATION

Overview of Director Compensation Program

Our director compensation program is designed with the objective of attracting and retaining highly qualified directors who will provide guidance and oversight to our management and enhance shareholder value. This program is designed to reward time and effort required of directors in attending periodic board meetings and performing other various board functions such as: 1) consulting with management and auditors, 2) keeping current on and maintaining corporate governance standards and 3) initiating strategic planning with independent observations. This compensation program is also designed to reward the directors' knowledge of our industry and competitive environment.

Elements of Compensation

Director compensation primarily consists of meeting fees (board, committee and conference call meetings), monthly retainers and stock options. All non-employee directors are entitled to receive expense reimbursements for costs incurred in attending meetings of the Board and in performing Board duties. Such expense reimbursements typically include meals, transportation costs, overnight hotel expenses and fees for director education programs. Each of these elements are considered to be part of a comprehensive Board compensation package that is intended to be a reflection of the competitive market rate as determined by the corporate compensation environment. The Board reviews the Spencer Stuart Retail and Apparel Board Index for board compensation trends and averages of comparably sized companies, when determining appropriate levels of compensation.

Meeting Fees. The nine non-employee directors each receive $1,000 for each board and committee meeting attended, and $1,000 for each special purpose meeting of the Board held via conference call. The Compensation Committee believes that providing directors with meeting fees enables us to better attract and retain highly qualified directors.

Monthly Retainers. Dr. Penbera, as Chairman of the Strategic and Audit Committees and Lead Director, receives a monthly retainer of $10,000 effective November 2006. Through June 2006, Dr. Penbera's monthly retainer was $3,000, and during July through October 2006, Dr. Penbera's monthly retainer was $7,167. Mr. Woodward and Mr. Czech, as Chairmen of the Compensation and Governance/Nominating Committees, respectively, receive a monthly retainer of $3,000 effective November 2006. Through October 2006, each received a monthly retainer of $2,500. All other non-employee directors receive a monthly retainer of $2,000. Mr. Sanchez, Mrs. Levy and Mr. McPeters (directors who are affiliates of the Company) did not receive a monthly retainer through June 2006, and began receiving a monthly retainer of $2,000 effective July 2006. The Compensation Committee believes that providing directors with monthly retainers enables us to better attract and retain highly qualified directors.

Stock Options. Stock options are granted to our directors at the discretion of the Compensation Committee in accordance with the 2005 Stock Option Plan ("the Plan"), as approved by our shareholders. The Plan provides that any person who becomes a member of the Board of Directors, and immediately prior to becoming a member of the Board was not an officer, employee or affiliate of the Company, will be automatically granted a nonqualified stock option to purchase 5,000 shares of common stock as of the date that he or she becomes a member of the Board. In addition, at the close of trading on the first business day in each calendar year during the term of the Plan, each member of the Board who is not an officer, employee or affiliate of the Company and who is then continuing in office will be automatically granted (on such date) a nonqualified stock option to purchase 5,000 shares of common stock. Each option granted to directors has the same vesting and expiration schedule as those options granted to executive officers. These options will terminate upon the non-employee director's termination of service from the Board and the vested portion will be exercisable for three months after the date of such termination. Vesting will accelerate if a director's services as a member of the Board terminate due to the director's death, disability, or retirement and will be exercisable for one year after such terminating event.

The option grant date for continuing directors is different than the grant date for existing executive officers because the options granted to the directors are not related to, or rewarding Company performance, as is the case with options granted to executive officers. Options granted to directors are solely considered to be part of a comprehensive board compensation package as noted above.

During fiscal 2006, only new directors were eligible for options. The Compensation Committee exercised its administrative authority as it relates to the Plan, by deciding to not issue the automatic option grants during fiscal 2006 to those directors continuing in office. The Board of Directors in conjunction with the Compensation Committee is currently reviewing fiscal 2007 stock option granting policies.

The Compensation Committee believes that granting stock options to directors reinforces the importance of improving shareholder value over the long term, and encourages and facilitates director stock ownership of the Company.

Employee Directors

Mr. Famalette. Mr. Famalette is a named executive officer and director, and does not receive any additional compensation for services provided as a director. All of Mr. Famalette's compensation is reflected in the Summary Compensation Table.

Mr. Levy. Mr. Levy is an executive officer and director, but is not a named executive officer. Mr. Levy does not receive any additional compensation for services provided as a director. As of February 3, 2007, Mr. Levy was Chairman of the Board of Directors. Mr. Levy will remain Chairman of the Board through the earlier of the completion of our strategic assessment process or our next annual meeting.

Executive Officer Biographies

The following table lists the executive officers of the Company:

Name	Age[1]	Position
James R. Famalette[2]	54	President and Chief Executive Officer and Director
Joe Levy[2]	75	Chairman
J. Gregory Ambro	54	Senior Vice President, Chief Administrative and Financial Officer
Michael J. Schmidt	65	Senior Vice President, Director of Stores
Scott G. Manson	53	Senior Vice President, General Merchandise Manager
Robert C. Wiser	61	Senior Vice President, General Merchandise Manager

(1)   As of April 29, 2007.

(2)   Information with respect to Joe Levy and James R. Famalette is included in the "Election of Directors – Nominee Biographies" portion of this proxy statement.

J. Gregory Ambro became Senior Vice President, Chief Administrative and Financial Officer of the Company on November 20, 2003. Prior to joining Gottschalks, Mr. Ambro served for three years as Senior Vice President and Chief Financial Officer of Bradlees, a regional discount department store in the Northeast. From 1995 to 2000 he served as Chief Financial Officer of Marshalls, an off-price retailer, Streamline, a grocery and consumer products retailer and Harris Teeter, an upscale supermarket chain in the Southeast. From 1978 to 1994, Mr. Ambro served in a variety of financial positions for Marshalls and the May Department Stores Co.

Michael J. Schmidt became Senior Vice President, Director of Stores of the Company's predecessor in 1985. Prior to joining the Company's predecessor in 1983, he held management positions with Liberty House, Allied Corporation and R.H. Macy & Co., Inc.

Scott G. Manson became Senior Vice President, General Merchandise Manager in 2004. He started with the Company in May 1999 as Vice President, Divisional Merchandise Manager of Ladies Sportswear and Dresses. Prior to joining the Company, he was Vice President Divisional Merchandise Manager for Dillard's Department stores from October 1998 to March 1999. From 1976 to 1998, Scott served in various senior level management positions for Mercantile Stores, including Vice President, General Merchandise Manager for the Joslins Department store in Denver and Vice President, General Merchandise Manager for the Jones Store in Kansas City.

Robert C. Wiser became Senior Vice President, General Merchandise Manager in 2006. From March 2002 to June 2006, he was Vice President, General Merchandise Manager. He joined the Company as a Divisional Merchandise Manager in 1988 and held this position until February 2002. Prior to joining Gottschalks, he held management positions with Estee Lauder, Liberty House, Federated Department Stores, City Store and McCurdy and Co.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company currently maintains the 2005 Stock Option Plan (the "2005 Plan"). The Company also maintains the 1998 Stock Option Plan (the "1998 Plan"), and the 1994 Stock Option Plan (the "1994 Plan") which expired pursuant to its terms on July 28, 2004. The 2005 Plan, 1998 Plan and the 1994 Plan were approved by the Company's stockholders. The following table provides information as of February 3, 2007 about the number of shares of the Company's common stock that may be issued upon the exercise of options, the weighted-average exercise price of the outstanding options and the number of shares remaining available for future award grants.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,159,375(1)	$6.43	1,437,500(2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,159,375	$6.43	1,437,500

(1)   Represents 62,500 shares subject to outstanding options under the 2005 Plan, 1,066,375 shares subject to outstanding options under the 1998 Plan and 30,500 shares subject to outstanding options under the 1994 Plan.

(2)   Represents shares available for future option grants under the 2005 Plan. No new option grants will be made under the 1998 Plan.

STOCK OWNERSHIP

Stock Ownership of Certain Beneficial Owners and Management

On April 13, 2007, there were 13,638,743 shares of Company common stock outstanding. The following table shows the number of shares of common stock beneficially owned, as of April 13, 2007, by the following:

- each person who we know beneficially owns more than 5% of the common stock;
- each director;
- each Named Officer; and
  the directors and executive officers as a group.

Name and Address Of Beneficial Owner	Present Position With the Company	Amount and Nature of Beneficial Ownership(1)		Total as Percent of Class (4)
		Shares of Common Stock (#)(2)	Options Exercisable Within 60 days (#) (3)	
5% or Greater Stockholders:				
The Harris Company P.O. Box 20 Redlands, CA 92373	N/A	2,095,900 (5)	0	15.3%
Joe Levy P.O. Box 28920 Fresno, CA 93729	Chairman	1,164,228 (6)(7)	80,000 (7)	9.1%
Defiance Asset Management Fund, LP, Defiance Asset Management GP, L.P., Defiance Asset Management, LLC, Robert J. Marcin, Steve Epstein 100 Front Street, Suite 920 West Conshohocken, PA 19428		1,142,100 (8)	0	8.3%
Dimensional Fund Advisors L.P. 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	N/A	1,083,244 (9)	0	7.9%
Cramer Rosenthal McGlynn, LLC 520 Madison Avenue New York, NY 10022	N/A	785,500 (10)	0	5.7%
Jana Partners LLC 200 Park Avenue, Suite 3300 New York, NY 10166	N/A	723,088 (11)	0	5.3%

Name and Address Of Beneficial Owner	Present Position With the Company	Amount and Nature of Beneficial Ownership(1)		
		Shares of Common Stock (#)(2)	Options Exercisable Within 60 days (#) (3)	Total as Percent of Class (4)
Pequot Capital Management, Inc. 500 Nyala Farm Road Westport, CT 06880	N/A	577,600 (12)	0	4.2%
Directors and Named Officers:				
James R. Famalette	President, Chief Executive Officer and Director	91,598	290,000	2.8%
Joseph J. Penbera	Lead Director	2,000	12,250	*
Sharon Levy	Director	0(7)	0(7)	*
Frederick R. Ruiz	Director	18,350	20,250	*
O. James Woodward III	Director	10,000	13,250	*
Thomas H. McPeters	Director	0	0	*
Jorge Pont Sánchez	Director	0	0	*
James L. Czech	Director	5,000	12,250	*
Dale D. Achabal	Director	0	7,500	*
Philip S. Schlein	Director	0	3,750	*
J. Gregory Ambro	Senior Vice President, Chief Administrative and Financial Officer	1,454	37,500	*
Gary L. Gladding	Executive Vice President, General Merchandise Manager	22,478	0	*
Scott G. Manson	Senior Vice President, General Merchandise Manager	1,433	42,250	*
Michael J. Schmidt	Senior Vice President, Director of Stores	19,470	57,500	*

Name and Address Of Beneficial Owner	Present Position With the Company	Amount and Nature of Beneficial Ownership(1)		
		Shares of Common Stock (#)(2)	Options Exercisable Within 60 days (#) (3)	Total as Percent of Class (4)
Robert C. Wiser	Senior Vice President, General Merchandise Manager	4,339	10,000	*
Directors and Executive Officers as a Group (15 Persons) (13)	N/A	1,317,872	586,500	13.9%

_____

* Holdings represent less than 1% of all common shares outstanding.

(1) Unless otherwise indicated, (i) beneficial ownership is direct and (ii) the person indicated has sole voting and investment power over the shares of common stock indicated.

(2) Includes shares of common stock held in the Gottschalks Inc. 401(k) Plan and owned pursuant to the 1998 Employee Stock Purchase Plan, as follows: Joe Levy (32,643 shares); James R. Famalette (68,598 shares); Gary L. Gladding (22,478 shares), J. Gregory Ambro (1,454 shares), Michael J. Schmidt (19,470 shares), Scott G. Manson (1,433 shares) and Robert C. Wiser (4,339 shares).

(3) Shares that may be acquired pursuant to options exercisable within 60 days of April 13, 2007.

(4) Assumes that only those options of the particular person or group listed that are exercisable within 60 days of April 13, 2007 have been exercised and no others.

(5) The information with respect to Harris was reported on a Schedule 13D filed by Mr. Joe Levy, Mr. Bret Levy, El Corte Ingles and Harris with the SEC on August 28, 1998 (subsequently amended on February 22, 2002, May 29, 2002, August 29, 2002, January 10, 2003 and January 7, 2005), copies of which were received by the Company and relied upon in making this disclosure. Since August 28, 1998, Harris has indicated it exercises sole voting power and sole dispositive power with respect to 2,095,900 shares.

(6) Includes 592,550 shares in which Joe Levy has a pecuniary interest as trustee of the Levy Trust Account which was created in December 2000 upon the division of the Gertrude H. Klein Trust. Does not include the aggregate of shares held by Joseph Levy's adult children, Jody Levy-Schlesinger, Felicia Levy-Weston and Bret Levy and their spouses and children, over which shares Joe Levy disclaims beneficial ownership.

(7) Sharon Levy shares beneficial ownership of the shares attributed to Joe Levy, her husband, as community property.

(8) The information with respect to Defiance Asset Management Fund, LP, et al, was reported on a Schedule 13G/A filed by Defiance Asset Management Fund, LP, et al, with the SEC on January 26, 2007, a copy of which was received by the Company and relied upon in making this disclosure. Defiance Asset Management Fund, LP, et al, exercised, as of January 26, 2007, shared voting power and shared dispositive power with respect to 1,142,100 shares.

(9) The information with respect to Dimensional Fund Advisors LP was reported on a Schedule 13G/A filed by Dimensional Fund Advisors LP with the SEC on February 9, 2007, a copy of which was received by the Company and relied upon in making this disclosure. Dimensional Fund Advisors LP exercised, as of February 9, 2007, sole voting power and sole dispositive power with respect to 1,083,244 shares.

(10)   The information with respect to Cramer Rosenthal McGlynn, LLC was reported on a Schedule 13G/A filed by Cramer Rosenthal McGlynn, LLC with the SEC on February 13, 2007, a copy of which was received by the Company and relied upon in making this disclosure. Cramer Rosenthal McGlynn, LLC exercised, as of February 13, 2007, sole voting power and sole dispositive power with respect to 785,500 shares.

(11)   The information with respect to Jana Partners LLC was reported on a Schedule 13 G/A filed by Jana Partners LLC with the SEC on February 13, 2007, a copy of which was received by the Company and relied upon in making this disclosure. Jana Partners LLC exercised, as of February 3, 2007, sole voting power and sole dispositive power with respect to 723,088 shares.

(12)   The information with respect to Pequot Capital Management, Inc. was reported on a Schedule 13G/A filed by Pequot Capital Management, Inc. with the SEC on February 14, 2007, a copy of which was received by the Company and relied upon in making this disclosure. Pequot Capital Management, Inc. exercised, as of February 14, 2007, sole voting power and sole dispositive power with respect to 577,600 shares.

(13)   Mr. Gladding ceased to be an executive officer on June 30, 2006 when he retired from his position as Executive Vice President, General Merchandise Manager. Consequently, his shares are not included.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors and executive officers, as well as persons owning more than 10% of the Company's outstanding shares of stock, must file reports with the Securities and Exchange Commission indicating the number of shares of the Company's common stock they beneficially own and any changes in their beneficial ownership. Copies of these reports must be provided to us. Based solely on our review of these reports and written representations from our directors and officers, we believe each of our directors and executive officers, as well as each of the persons owning more than 10% of our outstanding shares of stock, filed all the required reports during fiscal year 2006.

Certain Relationships and Related Transactions

Policy on Related Person Transactions. Under our Code of Business Conduct and Ethics, we require all associates, principals, officers and Directors (collectively, "Associates") to avoid any activity, interest or relationship with non-Company persons or entities which would create, or might appear to others to create, a conflict with the interest of the Company. Associates must disclose to the Company any situation that may compromise their ability to perform independently.

Under Item 404(a) of Regulation S-K, the Company is required to disclose transactions involving an executive officer, Director or any security holder known to own 5% or more of the Company's voting securities, and the Company in excess of $120,000, as a related person transaction. The Audit Committee reviews and approves all situations and transactions in which the Company and a related person are participants to determine whether such persons have a direct or indirect material interest. As required by the SEC, the Company will report all transactions that are determined to be directly or indirectly material to the Company or a related person in the proxy statement. With the exception of the transactions discussed below, there were no such transactions in fiscal 2006.

Related Party Transactions. The Company is indebted to Harris, a stockholder owning more than 5% of the Company's common stock. As described under the heading "Agreements With Nominees," on August 20, 1998 the Company acquired substantially all of the assets and business of Harris. As consideration for the purchase, the Company issued to Harris 2,095,900 shares of common stock and an 8% Non-Negotiable Extendable Subordinated Note and assumed certain other liabilities. On December 7, 2004, a new Subordinated Note due May 30, 2009 superseded the original note. The new Subordinated Note bears interest at a fixed rate of 8% payable semi annually and provides for principal payments of up to $8.0 million prior to its maturity, subject to certain restrictions. The largest aggregate amount of principal outstanding at any point in time since January 29, 2006 was $20,179,598. As of April 13, 2007, $18,179,598 of principal was outstanding. Principal of $1,000,000 and interest of $1,574,368 was paid to Harris during fiscal 2006. In addition, principal of $1,000,000 and interest of $767,184 was paid to Harris subsequent to 2006 fiscal year end, and prior to April 13, 2007. Mr. Pont Sánchez and Mr. McPeters are directors of the Company and are also directors and/or executive officers of Harris. Mr. Pont Sánchez is the President and Chief Executive Officer of Harris and is the International Division Director of El Corte Ingles. Mr. McPeters is the

Chief Financial Officer of Harris.

On August 20, 1998 the Company entered into lease agreements with El Corte Ingles for the following store locations: Bakersfield East Hills, Moreno Valley and Antelope Valley. The leases are for 10-year terms, and may be extended upon the expiration of such terms. The total minimum annual lease payments to be paid to El Corte Ingles under these three lease agreements is $824,681. As of January 29, 2006, the aggregate amount of all future minimum lease payments due totaled $2,103,823. In addition to such minimum annual lease payments, the leases also provide for payment of additional contingent rentals based on a percentage of sales. Contingent rental payments incurred during fiscal 2006 totaled $63,151. Minimum annual lease payments are payable monthly in equal installments, and contingent rental payments are payable annually. As noted above, Mr. Pont Sánchez is a director of the Company, and is the International Division Director of El Corte Ingles.

OTHER INFORMATION

Independent Registered Public Accounting Firm

The Audit Committee selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2006. Representatives of Deloitte & Touche LLP are expected to be present at the 2006 annual meeting and will be available to answer appropriate questions and to make any statement they may desire. While it is presently anticipated that Deloitte & Touche LLP will continue to serve as the Company's independent registered public accounting firm during fiscal 2006, and in that capacity will report on the Company's fiscal 2007 annual consolidated financial statements, the Audit Committee reserves the right to select a different independent registered public accounting firm at any time.

Audit Fees.

The following table shows the fees billed by Deloitte & Touche LLP for the past two fiscal years for audit and other related fees:

	2006		**2005**	
Audit Fees	$1,017,035	(1)	$1,052,118	(1)
Tax Fees	171,370	(2)	116,810	(2)
	$1,188,405		$1,168,928	

(1) Includes the audit of the Company's consolidated financial statements and reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q. Also includes advice on matters that arose during or as a result of the annual audit or reviews of interim financial statements.

(2) Includes fees for tax services, including review and preparation of the Company's tax returns and advice on tax compliance and planning.

The Company's Board of Directors has adopted a pre-approval policy which requires the Audit Committee to pre-approve all audit and permitted non-audit services to be rendered by the Company's auditors. During 2006, the Audit Committee approved all audit and non-audit services. Our Audit Committee has determined that the rendering of other non-audit services by Deloitte & Touche LLP was compatible with maintaining their auditor independence.

Future Stockholder Proposals and Nominations

If you want to include a stockholder proposal in the proxy statement for the 2008 Annual Stockholders' Meeting, or intend to present a proposal at that Meeting, you must deliver a notice to the Company's Secretary at the Company's principal office located at 7 River Park Place East, Fresno, California 93720 no later than the close of business on January 25, 2008 and otherwise comply with the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934. If we do not receive notice by that date, no discussion of your proposal is required to be included in our 2008 proxy statement.

If you intend to present any other proposal at that Meeting, you must follow the procedures set forth in the Company's bylaws. You must deliver a notice to the Company's Secretary at the Company's principal executive offices no earlier than February 27, 2008 and no later than the close of business on March 28, 2008. If we do not receive notice during that period, your proposal will not have been timely and properly brought before the meeting and may not be considered there.

Stockholders can also nominate persons to be directors. If you want to nominate a person, you must follow the procedures set forth in the Company's bylaws. You must deliver a notice to the Company's Secretary at the Company's principal executive offices no earlier than February 22, 2008 and no later than the close of business on March 21, 2008. That notice must contain the information required by the bylaws about you and your nominees. Unless you have complied with these bylaw provisions, your nominee will not be accepted and cannot be voted on by the stockholders.

Other Matters

At the date of mailing of this proxy statement, we are not aware of any business to be presented at the annual meeting other than the proposals discussed above. If other proposals are properly brought before the meeting, any proxies returned to us will be voted as the proxyholders see fit.

You can obtain a copy of the Company's Annual Report on Form 10-K for the year ended February 3, 2007 at no charge by writing to the Company at 7 River Park Place East, Fresno, California 93720, Attention: J. Gregory Ambro, Senior Vice President Chief Administrative and Financial Officer. In addition, the Company's 2006 Annual Report on Form 10-K can be obtained from the Investor Relations section of the Company's website, http://www.gottschalks.com.

Stockholders or other interested parties may, at any time, communicate in writing with any particular director, or the independent directors as a group, by sending such written communication to the Company at 7 River Park Place East, Fresno, California 93720, Attention: Office of Internal Audit. Copies of written communications received at such address will be provided to the relevant director or the independent directors as a group unless such communications are considered, in the reasonable judgment of Internal Audit, to be improper for submission to the intended recipient(s). Examples of stockholder communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate to the Company's business or communications that relate to improper or irrelevant topics.

By order of the Board of Directors,

Joe Levy
Chairman
May 21, 2007

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE NOMINEES ON PROPOSAL 1.

Please Mark Here for Address Change or Comments ☐
SEE REVERSE SIDE

	FOR	WITHHELD FOR ALL
1. Election of Directors.	☐	☐

Nominees:

(01) Joe Levy
(02) James R. Famalette
(03) Joseph J. Penbera
(04) Sharon Levy
(05) O. James Woodward III
(06) Frederick R. Ruiz
(07) James L. Czech
(08) Jorge Pont Sánchez
(09) Dale D. Achabal
(10) Thomas H. McPeters
(11) Phillip S. Schlein

WITHHELD FOR: (Write that nominee's name in the space provided below.)

____

2. Any other matters properly brought before the stockholders at the meeting.

I PLAN TO ATTEND MEETING ☐

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE NOMINEES FOR DIRECTOR. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GOTTSCHALKS INC.

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PROXY

GOTTSCHALKS INC.

ANNUAL MEETING OF STOCKHOLDERS, JUNE 21, 2007

The undersigned hereby appoints Joe Levy and James L. Czech and each of them, each with full power of substitution, as proxy of the undersigned to attend the Annual Stockholders' Meeting of Gottschalks Inc., to be held on June 21, 2007 at 10:00 a.m., and any adjournment thereof, and to vote the number of shares the undersigned would be entitled to vote if personally present as follows with respect to the following matters which are more fully described in the Notice of Annual Meeting of Stockholders and Proxy Statement, each dated on or about May 21, 2007, receipt of which is hereby acknowledged by the undersigned.

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